Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T +34 915 81 11 00 - F +34 915 81 11 34

MAPFRE

Madrid, 7 February 2007

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
FEB 12 2007
WASH. D.C. 186 SECTION

07021056

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

Luigi Lubelli
Finance Director

dlw 2/16

Reg. Merc. de Madrid, Tomo 337, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

PRESS RELEASE

MAPFRE

MAPFRE AND MUTUA VALENCIANA AUTOMOVILISTA AGREE TO INTEGRATE THE MUTUAL INSURER'S BUSINESSES INTO MAPFRE

The terms of the agreement ensure the preservation of the rights of the staff, policyholders and clients of the Mutual Insurer and of its subsidiaries

MAPFRE and MUTUA VALENCIANA AUTOMOVILISTA have signed a memorandum of understanding to integrate the activities and businesses of said Mutual Insurer together into the insurance subsidiaries of MAPFRE S.A.

Under said agreement, MUTUA VALENCIANA will transfer to MAPFRE AUTOMÓVILES its Motor insurance portfolio, which makes up most of its business. The portfolios of the other business lines will be integrated into the corresponding subsidiaries of MAPFRE S.A., according to their respective lines of activity.

The parties will define jointly the most appropriate legal structures to carry out the integration, as well as its economic terms, which will be established in accordance with the reports prepared by independent experts on the basis of the Annual Accounts for fiscal year 2006 that are currently being drafted. The aforementioned reports will be submitted for approval to MUTUA VALENCIANA's General Assembly together with the corresponding agreements.

The terms of the agreement ensure the preservation of the rights of the policyholders, staff and intermediaries, as well as the continuation of the business activities of MUTUA VALENCIANA's subsidiaries and of the petrol station, car repair and radiotaxi services currently provided to its policyholders.

In 2006, MUTUA VALENCIANA obtained revenues in excess of €130 million, most of which corresponded to Motor insurance premiums, with a strong penetration in the Valencia and Andalusia regions. The entity has 300,000 clients, 390 employees and 71 branches.

January 26th 2007, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility (phone +34-91-581-8196 or +34-91-581-4653, fax +34-91-581-8382, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).

PRESS RELEASE

MAPFRE

CAJA CASTILLA LA MANCHA AND MAPFRE SIGN A STRATEGIC AGREEMENT TO DEVELOP AND SELL JOINTLY LIFE ASSURANCE PRODUCTS AND PENSION PLANS

Juan Pedro Hernández Moltó y José Manuel Martínez Martínez, Chairmen of CAJA CASTILLA LA MANCHA (CCM) and MAPFRE, respectively, have signed today in Toledo the strategic agreement that both institutions reached last December in order to jointly exploit and develop the Life Assurance and Pension Plans Business distributed through the branch network and the other channels of the Savings Bank.

Pursuant to the agreements that have been signed, each entity will own a 50% shareholding in CCM Vida y Pensiones, a company that will be managed by MAPFRE. The agreement, whose duration is unlimited, covers the entire Savings and Retirement product range sold currently by CCM, including accidents and pension plans, although the offer will be widened with the different types and lines of products distributed by MAPFRE in the market.

By this agreement, that includes a long-term business plan and anticipates significant growth rates, MAPFRE gives a considerable boost to the development of its bancassurance business, particularly within the area where CCM is located, while CAJA CASTILLA LA MANCHA reinforces its long-term Life and Retirement business by offering to its clients CCM products developed by MAPFRE.

The agreement strongly enhances the insurance and pension plans business within CCM and strengthens MAPFRE's leadership in Life Assurance. According to the figures at the close of 2006, the addition of CCM Vida y Pensiones will lead MAPFRE's Life assurance premiums to exceed €2,100 million, compared to €1,890 million before the agreement. The technical reserves would reach €15,550 million (before €14,700 million) and the individual pension funds would be in the region of €1,492 million, a €170 million increase.

José Manuel Martínez and Juan Pedro Hernández Moltó stated their great satisfaction with an agreement that both entities consider as strategic, which will allow to offer to the clients of CCM, through the branch network of the savings bank, new product lines and will enhance, thanks to the specialised management by MAPFRE, the development of the Life Assurance and long-term Retirement business, thereby encouraging savings and spurring economic activity.

January 16th 2006, Madrid

For more information please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com

Notice is hereby given to the CNMV that the Extraordinary Shareholders' Meeting of CORPORACIÓN MAPFRE, S.A. held on 29 December 2006 on first call, has resolved to:

- Change the corporate name, which will become 'MAPFRE, S.A.', and consequently amend the first paragraph of article 1 of the corporate by-laws

- Increase the share capital of the Company in the amount of €108,082,063.30, by means of one single increase without pre-emptive rights structured in two tranches:

  The first tranche, of €96,057,753, through which CARTERA MAPFRE S.L. will contribute in kind the assets detailed in the Report of the Board of Directors, for a total value of €3,066,163,475.76. In exchange, the subscribing party will receive 960,577,530 shares of CORPORACIÓN MAPFRE.

  The second tranche, of €12,024,310.30, which MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS A PRIMA FIJA will subscribe for by paying an amount of €383,815,984.78 in cash, through the issuance of 120,243,103 new common shares of the company.

  In both tranches, shares will be issued at 3,192%, that is, at €3.192 each, €0.10 of which correspond to par value and the remaining €3.092 to the issuance premium. A portion of the latter will be devoted to appropriating the legal reserve in an amount sufficient to reach twenty percent of the share capital.

- Amend accordingly Article 5 of the corporate by-laws.

- Apply for the especial fiscal treatment established under Chapter VIII of Title VII of the 'Real Decreto Legislativo 4/2004' of 5 March for the in-kind tranche of the aforementioned capital increase.

- File an application with the Madrid and Barcelona Stock Exchanges and with the Spanish Stock Exchange Interconnection System ('Mercado Continuo') for the listing of the 1,080,820,633 new shares of ten Euro cents each to be issued.

- Amend partially present Articles 13, 14, 15, 17, 18, 20 to 23º bis and 25º to 29º; renumber Articles 23 bis to 26, 28 and 29; add Articles 30 and 34, and remove Article 23º ter; change the heading of chapters 3, 4, and 6 of Title III, and of Title IV itself; and rename Titles IV, V and VI.

- Delegate to the Board of Directors the drafting of a new revised and updated version of the company by-laws, which shall include all the changes agreed to date.

- Accept the resignation presented by Board Members Mr. Ricardo Blanco Martínez, Mr. Víctor Bultó Millet, Mr. Juan Fernández-Layos Rubio and Mr. Rafael Galarraga Solores, and appoint as new members for a period of four years Mr. Rafael Beca Borrego, Mr. Rafael Fontoira Suris, Mr. Sebastián Homet Duprá, Mr. Antonio Huertas Mejías, Mr. Andrés Jiménez Herradón, Mr. Rafael Márquez Osorio, Ms. Francisca Martín Tabernero, Mr. Agustín Rodríguez García, Mr. Matías Salvá Bennasar and Mr. Francisco Vallejo Vallejo.

Madrid, 2 January 2007

COMISION NACIONAL DEL MERCADO DE VALORES. PASEO DE LA CASTELLANA, 19. MADRID

MAPFRE EN 2006



MAPFRE

7 de Febrero de 2007

Organigrama

MAPFRE



MAPFRE S.A.
51%
MAPFRE - CAJA MADRID HOLDING
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
100%
30%
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
100%
MAPFRE SEGUROS GENERALES
MAPFRE AUTO-MÓVILES
100%
100%
MAPFRE CAJA SALUD
MAPFRE AGRO-PECUARIA
100%
DIVISIÓN MAPFRE FAMILIAR
100%
MAPFRE EMPRESAS
100%
MAPFRE CAUCIÓN Y CRÉDITO
100%
MAPFRE INMUEBLES
57%
MAPFRE QUAVITAE
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID MAPFRE
87%
MAPFRE AMÉRICA
MAPFRE AMÉRICA VIDA
88%
100%
MAPFRE INTER-NACIONAL
MAPFRE SEGUROS GERAIS
100%
DIVISIÓN DE SEGURO DIRECTO INTERNACIONAL
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
NEGOCIO DOMÉSTICO
NEGOCIO INTERNACIONAL

IMPLANTACIÓN

MAPFRE

	2005	2006	Var.
PAÍSES	38	39	1
OFICINAS	4.273	4.702	429
EMPLEADOS	24.967	28.091	12,5%

IMPLANTACIÓN EN ESPAÑA

MAPFRE

	2005	2006	Var.
OFICINAS	2.861	2.910	49
AGENTES	22.330	24.154	8,2%
EMPLEADOS	14.412	15.810	9,7%
Seguros	9.179	9.583	4,4%
Otras actividades	5.233	6.227	19,0%

RED ESPAÑA

MAPFRE


GALICIA
210
ASTURIAS
75
CANTABRIA
52
PAÍS VASCO
139
NAVARRA
52
LA RIOJA
20
CASTILLA Y LEÓN
203
ARAGÓN
85
CATALUÑA
370
I. BALEARES
49
C. MADRID
206
CASTILLA LA MANCHA
229
C. VALENCIANA
348
EXTREMADURA
112
MURCIA
82
ANDALUCÍA
542
CEUTA
2
MELILLA
2
I. CANARIAS
132
MAPFRE: 2.910

IMPLANTACIÓN INTERNACIONAL

MAPFRE

	2005	2006	Var.
PAÍSES	37	38	1
OFICINAS	1.412	1.792	380
EMPLEADOS	10.555	12.281	16,4%
Seguros	8.365	9.906	18,4%
Otras actividades	2.190	2.375	8,4%

IMPLANTACIÓN INTERNACIONAL

MAPFRE


Canadá
Estados Unidos
México
República Dominicana
Guatemala
Honduras
Puerto Rico
El Salvador
Nicaragua
Costa Rica
Venezuela
Panamá
Colombia
Ecuador
Perú
Bolivia
Brasil
Paraguay
Chile
Uruguay
Argentina
Jordania
Bahrain
Rusia
Irlanda
Reino Unido
Bélgica
Alemania
Luxemburgo
Francia
Hungría
Italia
Portugal
Turquía
Grecia
Túnez
China
Filipinas

○ Seguro directo

□ Reaseguro

△ Asistencia

MAPFRE

EVOLUCIÓN DEL NEGOCIO

INGRESOS

MAPFRE

	2005	2006	% Var.
Primas Seguro Directo	9.065	9.782	7,9
Primas Reaseguro Aceptado	1.045	1.151	10,1
Ingresos de Inversiones	1.642	1.716	4,5
Otros	437	585	33,8
Total Ingresos	**12.189**	**13.234**	**8,6**
Aportaciones a Fondos de Pensiones	296	350	18,2
Total Operaciones	**12.485**	**13.583**	**8,8**

* Millones de euros

PRIMAS

MAPFRE

	2006
Sociedades con actividad principalmente en España	7.287
Sociedades con actividad principalmente fuera de España	4.329
Total primas consolidadas	**10.933**


Exterior
37%
España
63%

* Millones de euros

AHORRO GESTIONADO

MAPFRE

	2005	2006	% Var.
Provisiones técnicas Vida	13.371	14.120	2,5
Fondos de pensiones	1.287	1.493	16,0
Fondos de inversión	3.097	3.777	22,0
TOTAL	**17.755**	**19.390**	**9,2**

Según principios del Plan Contable de Entidades Aseguradoras.

Bajo criterios NIIF, asciende a 20.536 y 19.585 millones de euros en 2006 y 2005, respectivamente

* Millones de euros

OPERACIONES EN ESPAÑA

MAPFRE

	2005	2006	% Var.
AUTOMÓVILES	2.288,6	2.344,3	2,4
PERSONALES NO VIDA	775,7	862,6	11,2
SALUD	353,3	388,0	9,8
EMPRESAS	1.101,5	1.233,2	12,0
OTROS NO VIDA	631,8	567,1	-10,2
VIDA (1)	1.766,6	1.891,8	7,0
APORTACIONES A FONDOS DE PENSIONES	300,7	349,6	16,3

(1) Excluidos los negocios de exteriorización en 2005 que ascienden a la cifra de 148,7 millones de euros.

* Millones de euros

OPERACIONES EN EL EXTERIOR

MAPFRE

	2005	2006	% Var.
SEGURO DIRECTO INTERNACIONAL	2.072,4	2.594,9	25,2
AMERICA	1.945,2	2.461,7	26,6
INTERNACIONAL (1)	127,2	133,2	4,7
REASEGURO ACEPTADO	1.337,4	1.437,7	7,5
ASISTENCIA	254,5	296,3	16,3

(1) Incluye Portugal, Estados Unidos (Florida) y Filipinas

* Millones de euros

RANKING AMÉRICA (NO VIDA)

MAPFRE

Grupo	País	2005 Nº	2005 Cuota de mercado (%)	2004 Nº	2004 Cuota de mercado (%)
MAPFRE	**España**	**1**	**6,1**	**2**	**5,7**
AIG	EE.UU.	**2**	**6,0**	4	5,1
ING	Holanda	**3**	**5,7**	1	7,3
GNP	México	**4**	**5,5**	3	5,5
BRADESCO	Brasil	**5**	**4,4**	5	3,8
SULAMÉRICA	Brasil	**6**	**3,7**	7	3,2
LIBERTY MUTUAL	EE.UU.	**7**	**3,6**	6	3,3
PORTO SEGUROS	Brasil	**8**	**3,3**	9	2,8
ITAÚ	Brasil	**9**	**3,0**	11	2,5
ALLIANZ	Alemania	**10**	**2,7**	10	2,7

RESULTADO GRUPO
(Pro forma)

MAPFRE

	2005	2006	% Var.
Beneficio antes de impuestos y minoritarios	872,0	1.156,1	32,6
Beneficio después de impuestos y minoritarios	458,3	610,2	33,1

* Millones de euros

MAGNITUDES PATRIMONIALES (1)

MAPFRE

	2005	2006	% Var.
Patrimonio neto	4.467	5.054	13,2
Activos totales	32.167	33.718	4,8
Patrimonios gestionados (2)	36.552	38.988	6,7

(1) MAPFRE S.A. pro forma.
(2) Incluye activos del balance más fondos de inversión y pensiones gestionados



* Millones de euros

INVERSIONES (1)

MAPFRE

	2006	% s/ total
Tesorería	1.422	5,2
Inmuebles	2.481	9,0
Acciones y fondos de inversión	2.333	8,5
Renta fija	20.169	73,3
Otras inversiones	1.105	4,0
TOTAL	**27.510**	**100**

(1) Datos pro forma a valor de mercado.

* Millones de euros

HECHOS DESTACABLES

MAPFRE

- NUEVA ESTRUCTURA CORPORATIVA
- CREACIÓN DE LAS DIVISIONES MAPFRE FAMILIAR Y SEGURO DIRECTO INTERNACIONAL
- MÁS DE 1.150 MILLONES DE BENEFICIO BRUTO
- FUERTE INCREMENTO DE LAS PRIMAS Y DE LOS BENEFICIOS EN AMÉRICA. MAPFRE ES LA PRIMERA ASEGURADORA EN NO VIDA EN LATINOAMERICA
- REINCORPORACIÓN AL ÍNDICE IBEX 35, Y ENTRADA EN EL ÍNDICE FTSE4Good
- INFORME DE RESPONSABILIDAD SOCIAL (GRI) AUDITADO
- ACUERDO CON CATTOLICA
- ACUERDO CON CAJA CASTILLA LA MANCHA
- ACUERDO CON MUTUA VALENCIANA

EVOLUCIÓN HISTORICA
1986-2006

MAPFRE

Año	Total Ingresos	Activos Gestionados	Beneficio Bruto	Número de empleados
	Millones de euros			
1986	434	706	20	2.323
1989	1.214	1.989	49	3.869
1992	2.419	3.769	37	5.528
1995	3.249	6.879	203	11.292
1998	4.546	9.669	178	15.219
2001	8.933	19.276	316	16.756
2004	10.756	31.482	847	19.920
2005	12.189	36.552	872	24.967
2006	13.234	38.988	1.156	28.091

DISTRIBUCIÓN DE PRIMAS 2006 POR UNIDADES

MAPFRE


Generales
10,2%
Salud
3,3%
Asistencia
2,6%
Empresas
10,6%
Agropecuaria
2,0%
Re
12,4%
Internacional
1,1%
Vida
16,3%
América
21,2%
Automóviles
20,2%

DISTRIBUCIÓN DEL RESULTADO NETO 2006 POR UNIDADES

MAPFRE


Generales
8,9%
Empresas
6,6%
Vida
10,8%
Re
11,1%
Agropecuaria
3,5%
América
13,3%
Asistencia
1,6%
Salud
1,4%
Automóviles
41,4%
Otros
1,4%

FUNDACION MAPFRE

MAPFRE

CONCEPTO	2005	2006	2007(E)
Patrimonio	48,8	2.651,4	
ACTIVIDAD FUNDACIONAL			
Ingresos	21,1	29,4	33,9
Gastos	20,3	24,6	33,8

* Millones de euros

(E) Estimado para 2007 pendiente de aprobación

FUNDACION MAPFRE
FONDOS POR ÁREAS DE ACTIVIDAD

MAPFRE



Acción Social
11,5%
Medicina y Salud
8,3%
Prevención y
Medio Ambiente
10,1%
Cultura
24,8%
Ciencias del
Seguro
17,6%
Seguridad Vial
27,7%

INFORMACIÓN ACCIÓN MAPFRE

ACCIÓN MAPFRE

MAPFRE

	2005	2006	%Var.
Dividendo	76,4	161,5	111,4
Beneficio por acción (euros)	0,21	0,28	33,3
Dividendo por acción (euros)	0,064	0,09	40,6
A cuenta	0,034	0,04	17,6
Complementario (1)	0,030	0,05	66,6

(1) Complementario de 2006 que se pagará el 04.05.2007

* Millones de euros

DATOS BURSÁTILES

MAPFRE

	2006	Después de la ampliación
Número de acciones (millones)	1.195	2.275
Capitalización bursátil (millones euros) (1)	4.085	8.963
Revalorización	22,6%	15,2%
Rentabilidad por dividendo	2,2%	-

(1) Valores a 31.12.2006 y 05.02.2007.

* Millones de euros

PRESS RELEASE

MAPFRE

IN 2006, MAPFRE'S GROSS PROFIT GREW 32.6% TO €1,156 MILLION

ITS NET PROFIT GREW 33.1%, EXCEEDING €610 MILLON

THE REVENUES OF THE GROUP NEARED €13,600 MILLION

José Manuel Martínez, Chairman of MAPFRE, presented today the results earned by MAPFRE in 2006, a year in which the Group completed a wide-ranging corporate restructuring. Furthermore, he outlined, among others, the following aspects:

- MAPFRE maintains its strong leadership position in the Spanish market, with a volume of written premiums of €7,152.2 million.

- The premiums of the American subsidiaries grew 26.5%, exceeding €2,461 million and strengthening MAPFRE's position as the largest Non-Life insurer in Latin America.

- After the capital increase carried out in January 2007, there are 2,275,324,163 outstanding shares reaches and market capitalisation will approach €9,000 million.

1.- Results:

In 2006, MAPFRE obtained total revenues of €13,583 million, a figure nearly 9% larger than that for the previous year. Insurance and Reinsurance premiums came close to €11,000 million, an increase of over 8%.

It is worth noting the increase in the volume of premiums written abroad, which already make up almost 40% of the Group's total premiums, having grown in 2006 at a rate higher than 20%, reaching €3,780.5 million. Direct Insurance premiums in the Americas amounted to €2,461.7 million, a 26.5% increase over 2005, strengthening MAPFRE's position as the largest Non-Life insurer in Latin America.

In Spain, the most significant increases were recorded in: Commercial Insurance, whose premiums reached €1,233 million (up 12%); Retail insurance (Multi-peril and accidents), which grew 11.2%; and Health Insurance, which rose nearly 10% reaching a volume of premiums of €388 million.

Third-party funds managed in Life Insurance and Savings Products exceeded €20,500 million, equivalent to a 5% increase over the previous year under IFRS; under Spanish GAAP, they grew in excess of 9%.

Such a positive trend in revenues stemmed primarily from the Group's organic growth, as no significant acquisitions were made in 2006.

The profit before tax and minority interests was €1,156.1 million, a 32.6% increase over 2005, while the net profit reached €610.2 million, a 33.1% increase. Of said net profit, €330.2 million were booked by MAPFRE S.A. (previously named CORPORACIÓN MAPFRE) and €280 million by the businesses integrated into MAPFRE S.A. in January 2007.

2.- Dividends:

MAPFRE S.A. will pay a total dividend of €0.09 per share out of the results for fiscal year 2006, equivalent to a 40.6% increase over the amount paid the previous year. The company already paid an interim dividend of €0.04 per share and will pay the balance (€0.05) from May 4th, 2007 onwards.

3.- Objectives:

For the 2007-2009 period, MAPFRE has set itself the following objectives: to grow above the average for each market; to maintain positive technical results; to increase earnings per share; and to reduce expenses. In 2007, MAPFRE aims to approach a total volume of revenues of €14,500 million.

4.- Social Responsibility and Foundational Activities:

MAPFRE will publish for the third consecutive year its Social Responsibility Report compliant with the Global Reporting Initiative (GRI) and verified by external auditors, further advancing in its commitment to transparency and communication with all its stakeholders.

The aforementioned report includes an ample description of the activities carried out in 2006 by FUNDACIÓN MAPFRE, to which €25 million were devoted. A large portion of that amount was directed at cultural, educational and social action initiatives in the Latin American countries in which MAPFRE has a presence.

Any interested party may follow through the corporate web page (www.mapfre.com) the presentations that will be held today at 13:30 CET (in Spanish) and at 16:30 CET (in English).

February the 7th, 2007, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).

1. Consolidated Income Statement [1]

ITEMS	€ million		% Variation
	2006	2005	06 / 05
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	8,452.2	7,801.1	8.3
Premiums earned, net of ceded and retroceded reinsurance	6,989.4	6,409.1	9.1
Net claims incurred and variation in other technical provisions	(4,825.6)	(4,712.5)	2.4
Net operating expenses	(1,601.7)	(1,349.8)	18.7
Other technical income and expenses	(136.4)	(64.7)	110.8
TECHNICAL RESULT	**425.7**	**282.1**	**50.9**
Net financial and other non-technical income	493.8	401.8	22.9
Result of the Non-life business	**919.5**	**683.9**	**34.4**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,480.5	2,309.0	7.4
Premiums earned, net of ceded and retroceded reinsurance	2,353.8	2,176.1	8.2
Net claims incurred and variation in other technical provisions	(2,500.6)	(2,558.2)	(2.3)
Net operating expenses	(353.2)	(269.2)	31.2
Other technical income and expenses	(4.6)	(9.7)	(52.6)
TECHNICAL RESULT	**(504.6)**	**(661.0)**	**(23.7)**
Net financial and other non-technical income	654.1	763.7	(14.4)
Unrealised gains and losses in unit-linked investments	21.8	25.6	(15.0)
Result of the Life business	**171.3**	**128.3**	**33.5**
OTHER BUSINESS ACTIVITIES			
Operating income	480.3	406.4	18.2
Operating expenses	(413.3)	(355.5)	16.3
Other income and expenses	(1.7)	8.9	-
Result of the Other Business Activities	**65.3**	**59.8**	**9.2**
Result before tax and minority interests	**1,156.1**	**872.0**	**32.6**
Taxes	(355.5)	(273.7)	29.9
Result after tax	**800.6**	**598.3**	**33.8**
Result attributable to minority interests	(190.4)	(140.0)	36.0
Result after tax and minority interest	**610.2**	**458.3**	**33.1**

(1) "Pro forma" figures for the MAPFRE Group, including the businesses contributed to MAPFRE S.A. in January 2007

2. Breakdown of 2006 results by Unit

UNITS	Result before taxes and minority interest	Taxes	Minority interest	Result after taxes and minority interest
Existing businesses				
MAPFRE VIDA	192.6			
MAPFRE SEGUROS GENERALES	161.3			
MAPFRE EMPRESAS	115.5			
MAPFRE CAJA SALUD	26.5			
MAPFRE AMERICA	101.4			
MAPFRE RE	115.8			
MAPFRE ASISTENCIA	14.3			
Consolidation adjustments and other items	10.0			
SUBTOTAL	**737.4**	**(221.5)**	**(185.7)**	**330.2**
Contributed businesses				
MAPFRE AUTOMOVILES pro forma	375.6			
MAPFRE AGROPECUARIA	34.1			
MAPFRE AMERICA VIDA	14.7			
MAPFRE SEGUROS GERAIS	6.6			
Consolidation adjustments and other items	(12.3)			
SUBTOTAL	**418.7**	**(134.0)**	**(4.7)**	**280.0**
TOTAL	**1,156.1**	**(355.5)**	**(190.4)**	**610.2**

INSURANCE

INFORMATION RELATIVE TO:

HALF	YEAR
SECOND	2006

I. ISSUER IDENTIFICATION DATA

OFFICIAL NAME:
CORPORACION MAPFRE, S.A.

LEGAL ADDRESS:	N.I.F.
Paseo de Recoletos, 25, 28004 MADRID	A08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	SIGNATURE:
Mr. Domingo Sugranyes Bickel Vice-Chairman Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

CONTENT OF THE HALF-YEARLY INFORMATION
(mark with an X when appropriate)

			Non-consolidated	Consolidated
I.	Issuer Identification Data	0010	X	
II.	Changes in the Consolidated Group	0020		X
III.	Basis of Presentation and Valuation Criteria	0030	X	X
IV.	Balance Sheet(*)	0040	X	X
V.	Results	0050	X	X
VI.	Comparative Consolidated Balance Sheet	0060		
VII.	Premium Breakdown by Branch of Business	0070	X	X
VIII.	Number of Employees	0080	X	X
IX.	Business Development	0085	X	X
X.	Issuance, Partial or Complete Repayment of Financial Borrowings	0090		
XI.	Dividends Paid	0100	X	
XII.	Relevant Facts	0110	X	X
XIII.	Relevant Facts: Explanatory Appendix	0115	X	X
XIV.	Transactions with Related Parties	0120	X	X
XV.	Special Auditors Report	0125		

(*) With regards to consolidated information, only the relevant balance sheet and profit and loss statements in accordance with applicable regulations need be filled in.

II. CHANGES IN THE COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION

A) CHANGES IN COMPANY NAME

The following companies changed their corporate name:

- MAPFRE DO BRASIL CONSULTORIA E SERVICIOS LTDA changed its name to CLUBE MAPFRE DO BASIL LTDA.
- GESMUSINI GESTIÓN S.A. changed to MAPFRE INTERNACIONAL S.A.
- CORPORACIÓN MAPFRE S.A changed to MAPFRE S.A.
- CORPORACIÓN SLS 024 2 C.A. changed to CLUB MAPFRE S.A.
- SEGURADORA ROMA S.A. changed to MAPFRE RISCOS ESPECIAIS SEGURADORA S.A.
- RELECMAP A.I.E. changed to SERVICIOS DE PERITACIÓN MAPFRE S.A.
- NUOVI SERVIZI AUTO S.P.A. changed to MAPFRE WARRANTY S.P.A.
- ABRAXAS changed to MAPFRE ABRAXAS
- ENKEN SERVICIOS DE PREVENCIÓN changed to MAPFRE SERVICIOS DE PREVENCIÓN S.L.

B) CHANGES IN CONSOLIDATION METHODS OR PROCEDURES

1. The following companies, which in the preceding year were not included in the scope of consolidation, were fully consolidated:

   a) Due to acquisition:
   - CANADIAN ROADSIDE AND RECOVERY INC. (Canada)
   - SALZILLO
   - DE MENA
   - BALDRICH AND ASSOCIATES INC. (Puerto Rico)
   - AUTO GUARD INC. (Puerto Rico)
   - PROFIT SOLUTIONS INC. (Puerto Rico).

   b) Due to incorporation:
   - MAPFRE TEPEYAC INC (U.S.A.)
   - MAPFRE FINANZAS S.A. (Mexico)
   - AUTOMOTOR MULTISERVICAR (Venezuela)
   - MAPFRE SALUD, S.A. (Argentina)
   - MAPFRE SEGURADORA DE CRÉDITO A LA EXPORTACIÓN (Brazil)
   - VIAJES MAPFRE ONLINE

2. The following companies, which in the preceding year were not included in the scope of consolidation, were consolidated by the equity method:

   a) Due to acquisition:
   - SERVICIOS FUNERARIOS LA CARIDAD
   - ISABELO ALVAREZ MAYORGA S.A.
   - FUNERARIA HISPALENSE S.L.
   - TANATORIO DE ECIJA
   - COMPAÑÍA DE SEGUROS PALIC (Dominican Rep.)

3. The following companies, which in the preceding year were not included in the scope of consolidation, were consolidated by the proportional method:

   a) Due to incorporation: INMOBILIARIA MAPINVER S.A.

4. The following companies ceased to be subsidiaries or affiliates of the Group, due to the reasons indicated below:

   a) Winding-up:
   - MAPFRE ASISTENCIA ORO
   - QUAVITAE BALEARES

   b) Sale to third parties:
   - EDITORIAL DIANA (Mexico)
   - GRUPO ALISIO CANARIAS INVERSORES S.A.
   - CLINICA SANTA CATALINA
   - CLINICA SANTA CRUZ
   - LIMPIEZA Y MANTENIMIENTO HOSPITALARIO S.L

   c) .Dissolution:
   - TERRENOS Y LOCALES S.A. (Peru)
   - MAP HOLDING (U.S.A.).

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The financial information contained herein was prepared in accordance with International Financial Reporting Standards (IFRS). The same standards were applied in the preparation of the 2005 annual consolidated accounts.

IV. NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**0200**		
I. Start-up expenses	**0210**	7,533	5,790
II. Intangible Assets	**0220**	342	498
III. Deferred expenses	**0230**	617	744
B) INTANG. ASSETS, START-UP AND DEF. EXPENSES	**0240**	**8,492**	**7,032**
I. Tangible Investments	**0250**	0	0
II. Financial Investments	**0260**	1,404	2,888
III. Investments in Group Companies and Affiliates	**0270**	1,621,755	1,455,549
IV. Deposits established for accepted reinsurance	**0280**	0	0
C) INVESTMENTS	**0290**	**1,623,159**	**1,458,437**
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVESTMENT RISK	**0310**	**0**	**0**
E) PARTICIPATION BY REINSURANCE IN TECH. RESERVES	**0320**	**0**	**0**
I. Receivables on direct insurance, reins. and coinsurance	**0330**	0	0
II. Tax, corporate and other credits	**0340**	45,077	43,053
III. Shareholders, called capital	**0350**	0	0
IV.Tangible Fixed Assets	**0355**	167	197
V. Cash and Banks	**0360**	7,707	82,602
VI. Treasury Stock in Special Status	**0365**	0	0
VII. Other Assets Net of Provisions	**0366**	8,370	13,809
VIII. Accruals	**0370**	53	14
F) RECEIVABLES, OTHER ASSETS AND ACCRUALS	**0380**	**61,374**	**139,675**
TOTAL ASSETS (A+B+C+D+E+F)	**0390**	**1,693,025**	**1,605,144**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	**0500**	119,450	119,450
II. Reserves	**0510**	898,322	898,322
III. Treasury stock for capital decrease	**0515**	0	0
IV. Results from previous years	**0520**	227,101	116,547
V. Result for the year	**0530**	128,642	187,003
VI. Interim dividend paid during the year	**0540**	-47,780	-40,613
A) CAPITAL AND RESERVES	**0550**	**1,325,735**	**1,280,709**
B) DEFERRED INCOME	**0590**	**114**	**118**
C) SUBORDINATED LIABILITIES	**0592**	**0**	**0**
D) TECHNICAL RESERVES	**0595**	**0**	**0**
E) TECH. RES. (LIFE) WHEN RISK ASSUMED BY POLICYH.	**0600**	**0**	**0**
F) PROVISIONS FOR RISKS AND EXPENSES	**0610**	**8,492**	**6,621**
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	**0620**	**0**	**0**
I. Bond and other stock issues	**0630**	275,000	275,000
II. Due to credit institutions	**0635**	56,590	0
III. Debts on direct insurance, reins. and coinsurance	**0640**	0	0
IV. Debts on trans. in preparation of insurance contracts	**0645**	0	0
V. Debts on asset repurchase agreements	**0646**	0	0
VI. Other liabilities	**0650**	27,094	34,894
VII. Accruals	**0670**	0	7,802
H) DEBTS AND ACCRUED LIABILITIES	**0680**	**358,684**	**317,696**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**0690**	**1,693,025**	**1,605,144**

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (Non-Life)	0800	0		0	
II. Earned premiums, net of reinsurance (Life)	0810	0		0	
A) NET EARNED PREMIUMS (I+II)	**0820**	0		0	
III. Claims incurred, net of reinsurance (Non-Life)	0830	0		0	
IV. Claims incurred, net of reinsurance (Life)	0840	0		0	
B) NET CLAIMS (III+IV)	**0850**	0		0	
V. Variation in other technical reserves, net of reinsurance (Non-Life)	0852	0		0	
VI. Variation in other technical reserves, net of reinsurance (Life)	0853	0		0	
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**0855**	0		0	
VII. Profit sharing and returns (Non-Life)	0860	0		0	
VIII. Profit sharing and returns (Life)	0865	0		0	
IX. Net operating expenses (Non-Life)	0870	0		0	
X. Net operating expenses (Life)	0875	0		0	
XI. Variation in the equalisation reserve (Non-Life)	0880	0		0	
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**0890**	0		0	
XII. Other technical results (Non-Life)	0900	0		0	
XIII. Other technical results (Life)	0910	0		0	
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**0920**	0		0	
XIV. Income from operating investments (Non-life)	0930	0		0	
XV. Income from operating investments (Life)	0935	0		0	
XVI. Expenses from operating investments (Non-Life)	0940	0		0	
XVII. Expenses from operating investments (Life)	0945	0		0	
XVIII. Unrealised capital gains and losses on investments (Life)	0950	0		0	
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII)	**0960**	0		0	
G) TECHNICAL RESULT (Non-Life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**0965**	0		0	
H) TECHNICAL RESULT (Life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**0966**	0		0	
XIX. Income from net assets' investments	0970	150,519		235,802	
XX. Expenses from net assets' investments	0980	-18,313		-20,971	
I) ORDINARY RESULT (F+XIX-XX)	**1020**	**132,206**		**214,831**	
XXI. Other income	1025	1,619		1,809	
XXII. Other expenses	1026	-11,302		-9,937	
XXIII. Extraordinary Results	1030	-31		1,583	
J) RESULT BEFORE TAXES (I+XXI-XXII+/-XXIII)	**1040**	**122,492**		**208,286**	
XXIV. Corporate tax and others	1042	6,150		-21,283	
K) RESULT FOR THE YEAR (J+/-XXIV)	**1044**	**128,642**		**187,003**	

IV. CONSOLIDATED BALANCE SHEET
(UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Unit: thousand euros

ASSETS			CURRENT YEAR	PREVIOUS YEAR
I.	Consolidated goodwill	4000	598,828	595,959
II.	Other intangible assets	4010	67,027	54,904
A) INTANGIBLES ASSETS		**4020**	**665,855**	**650,863**
I.	Tangible investments	4030	428,001	377,712
II.	Real estate investments	4040	453,673	345,131
III.	Financial investments	4050	20,265,991	19,585,819
IV.	Equity-accounted investments	4060	125,162	104,344
V.	Deposits established for accepted reinsurance	4070	104,796	97,884
VI.	Other investments	4080	46,921	32,735
B) INVESTMENTS		**4090**	**21,424,544**	**20,543,625**
C) UNIT-LINKED INVESTMENTS		**4100**	**255,770**	**299,704**
D) REINSURERS' SHARE IN TECHNICAL RESERVES		**4110**	**1,800,090**	**1,642,241**
E) CREDITS ON DEFERRED TAXES		**4120**	**444,800**	**736,290**
I.	Credits on direct insurance, reinsurance and coinsurance	4130	1,459,371	1,455,030
II.	Corporate and other credits	4140	170,791	146,134
III.	Tax credits on current gains	4150	138,083	82,053
IV.	Shareholders, called capital	4160	0	0
V.	Fixed assets	4170	121,338	124,858
VI.	Cash and equivalents	4180	832,464	964,711
VII.	Accruals	4190	501,524	425,961
VIII.	Other assets	4200	533,149	349,595
IX.	Non-operating assets available for sale and assets pertaining to discontinued activities	4205	0	0
F) CREDITS, OTHER ASSETS AND ACCRUALS		**4210**	**3,756,720**	**3,548,342**
TOTAL ASSETS (A+B+C+D+E+F)		**4230**	**28,347,779**	**27,420,965**

LIABILITIES			CURRENT YEAR	PREVIOUS YEAR
I.	Capital	4240	119,450	119,450
II.	Other reserves	4250	1,712,956	1,652,124
III.	Retained earnings	4260	560,675	393,804
IV.	Other equity instruments	4265	0	0
V.	*Less: own securities*	4270	0	0
VI.	Translation differences	4280	-5,334	58,847
VII	Other valuation adjustments	4290	0	0
VIII.	Reserves for revaluation of non-operating assets available for sale and assets pertaining to discontinued activities	4295	0 0	0 0
IX.	*Less: interim dividend*	4300	-47,780	-40,613
NET WORTH ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY		**4310**	**2,339,967**	**2,183,612**
X. Minority interests		**4320**	**1,071,686**	**977,678**
A) EQUITY		**4330**	**3,411,653**	**3,161,290**
B) SUBORDINATED LIABILITIES		**4340**	**0**	**0**
C) TECHNICAL RESERVES		**4350**	**20,748,274**	**20,127,487**
D) UNIT-LINKED RESERVES		**4360**	**255,770**	**299,704**
E) OTHER RESERVES		**4370**	**136,615**	**107,710**
F) DEPOSITS RECEIVED ON CEDED INSURANCE		**4380**	**149,786**	**144,686**
G) DEBTS ON DEFERRED TAXES		**4390**	**520,934**	**839,844**
I.	Bonds and other tradeable securities	4400	298,027	313,579
II.	Due to credit institutions	4410	395,327	201,558
III.	Debts on direct insurance, reinsurance and coinsurance	4420	771,274	723,342
IV.	Other financial liabilities	4430	727,957	628,758
V.	Tax debts on current gains	4440	299,314	254,342
VI.	Accruals	4450	229,162	190,245
VII.	Other liabilities	4460	403,686	428,420
VIII.	Liabilities linked directly to non-operating assets available for sale and assets pertaining to discontinued activities	4465	0	0
H) DEBTS AND ACCRUED LIABILITIES		**4470**	**3,124,747**	**2,740,244**
TOTAL LIABILITIES AND NET WORTH (A+B+C+D+E+F+G+H)		**4490**	**28,347,779**	**27,420,965**

V. CONSOLIDATED RESULTS
UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (Non-Life)	4500	4,371,156	69%	3,938,910	67%
II. Earned premiums, net of reinsurance (Life)	4510	1,964,698	31%	1,930,339	33%
A) NET EARNED PREMIUMS (I+II)	**4520**	**6,335,854**	**100%**	**5,869,249**	**100%**
III. Claims incurred, net of reinsurance (Non-Life)	4530	-2,792,981	-44%	-2,677,772	-46%
IV. Claims incurred, net of reinsurance (Life)	4540	-1,766,283	-28%	-1,615,046	-28%
B) NET CLAIMS INCURRED (III+IV)	**4550**	**-4,559,264**	**-72%**	**-4,292,818**	**-73%**
V. Variation in other technical reserves, net of reins. (Non-Life)	4560	-50,321	-1%	-61,280	-1%
VI. Variation in other technical reserves, net of reins. (Life)	4570	-504,148	-8%	-782,575	-13%
C) VARIATION IN OTHER NET TECH. RESERVES (+/-V+/-VI)	**4580**	**-554,469**	**-9%**	**-843,855**	**-14%**
VII. Profit sharing and returns (Non-Life)	4590	-3,169	0%	-2,603	0%
VIII. Profit sharing and returns (Life)	4600	-28,750	0%	-22,132	0%
IX. Net operating expenses (Non-Life)	4610	-1,238,117	-20%	-1,053,789	-18%
X. Net operating expenses (Life)	4620	-154,332	-2%	-141,974	-2%
XI. Variation in other technical reserves (Non-Life)	4630	0	0%	0	0%
D) PROFIT SHARING & OPER. EXPENSES (VII+VIII+IX+X+/-XI)	**4640**	**-1,424,368**	**-22%**	**-1,220,498**	**-21%**
XII. Other technical results (Non-Life)	4650	-74,568	-1%	-49,293	-1%
XIII. Other technical results (Life)	4660	-5,703	0%	-10,654	0%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**4670**	**-282,518**	**-4%**	**-547,869**	**-9%**
XIV. Income from operating investments (Non-Life)	4680	338,988	5%	313,284	5%
XV. Income from operating investments (Life)	4690	879,613	14%	909,984	16%
XVI. Expenses from operating investments (Non-Life)	4700	-61,690	-1%	-57,067	-1%
XVII. Expenses from operating investments (Life)	4710	-263,587	-4%	-165,415	-3%
XVIII. Unrealised capital gains and losses on investments (Life)	4720	21,852	0%	25,639	0%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+XVIII)	**4730**	**632,658**	**10%**	**478,556**	**8%**
G) TECHNICAL RESULT (Non-Life)	**4740**	**489,298**	**8%**	**350,390**	**6%**
H) TECHNICAL RESULT (Life)	**4750**	**143,360**	**2%**	**128,166**	**2%**
XIX. Results from net assets investments	4760	44,624	1%	21,537	0%
XX. Translation results	4770	-8,200	0%	-1,911	0%
XXI. Results from subsidiaries and joint-ventures accounted for by the equity method	4780	6,519	0%	1,680	0%
XXII. Results from disposal or revaluation of non-operating assets available for sale and excluded from discontinued activities (net)	4790	0	0%	0	0%
XXIII. Other income	4800	47,267	1%	74,986	1%
XXIV. Other expenses	4810	-44,301	-1%	-72,166	-1%
XXV. Income from activities other than insurance	4820	488,810	8%	328,685	6%
XXVI. Expenses from activities other than insurance	4830	-429,996	-7%	-283,426	-5%
I) PROFIT/(LOSS) BEFORE TAXES FROM CONTINUED ACTIVITIES (F+/-XIX:XXVI)	**4840**	**737,381**	**12%**	**547,941**	**9%**
XXVII Corporate tax	4850	-221,503	-3%	-154,119	-3%
J) PROFIT/(LOSS) FROM CONTINUED ACTIVITIES (I+/-XXVII)	**4860**	**515,878**	8%	**393,822**	**7%**
XXVIII Result after taxes from discontinued activities	4870	0	0%	0	0%
K) PROFIT/(LOSS) FOR THE YEAR (J+/-XXVIII)	**4880**	**515,878**	**8%**	**393,822**	**7%**
XXIX. Minority interests	4890	-185,720	-3%	-144,006	-2%
= PROFIT/(LOSS) ATTRIBUTABLE TO HOLDERS OF EQUITY ISSUED BY THE CONTROLLING COMPANY	**4900**	**330,158**	**5%**	**249,816**	**4%**

VII. BREAKDOWN OF EARNED PREMIUMS BY BRANCH OF BUSINESS

NON-LIFE BRANCHES (*)		NON-CONSOLIDATED Curr. Year	NON-CONSOLIDATED Prev. Year	CONSOLIDATED Curr. Year	CONSOLIDATED Prev. Year
General Insurance - Direct Insurance Spain	2100			2,573,013	2,494,652
Direct Insurance abroad	2115			1,886,052	1,594,478
Reinsurance	2120			706,177	666,970
Assistance	2125			263,461	221,909
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2130			5,428,703	4,978,009
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2140			-1,057,547	-1,039,099
TOTAL NET EARNED PREMIUMS Non-Life	2145			**4,371,156**	**3,938,910**
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2150			2,032,892	1,995,254
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2185			-68,194	-64,915
TOTAL NET EARNED PREMIUMS Life	2190			**1,964,698**	**1,930,339**
TOTAL NET EARNED PREMIUMS	2200			**6,335,854**	**5,869,249**
Spain	2205			4,058,424	3,927,656
Foreign Subsidiaries: EU.	2210			329,457	277,235
O.E.C.D.	2215			420,070	420,526
Other Countries	2220			1,527,902	1,243,832

Thousand euros

(*) Direct insurance and accepted reinsurance premiums earned are included in the breakdown of Non-Life branches.

VIII. AVERAGE NUMBER OF EMPLOYEES DURING THE PERIOD

		NON-CONSOLIDATED Curr. Year	NON-CONSOLIDATED Prev. Year	CONSOLIDATED Curr. Year	CONSOLIDATED Prev. Year
TOTAL PERSONS EMPLOYED	3000	34	34	20,493	18,317

IX. BUSINESS DEVELOPMENT

♦ OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by the subsidiaries of the Company were €7,900.1 million in 2006, an 8.8% increase. Total operating revenues reached €10,212.7 million, including €349.6 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table:

	2006	2005	% Var. 06/05
Companies operating primarily in Spain	**6,151.8**	**5,884.9**	4.5%
- Gross written and accepted premiums	4,689.6	4,508.6	4.0%
- Income from investments	1,071.1	1,110.8	-3.6%
- Other income	391.1	265.5	47.3%
Companies operating primarily abroad	**3,715.3**	**3,178.3**	16.9%
- Gross written and accepted premiums	3,210.5	2,751.7	16.7%
- Income from investments	364.5	297.2	22.6%
- Other income	140.3	129.4	8.4%
Holding company (non-consolidated)	**167.8**	**241.6**	-30.5%
CUMULATIVE REVENUES SUBTOTAL	10,034.9	9,304.8	7.8%
Consolidation adjustments and other companies	-171.8	-256.2	-32.9%
CONSOLIDATED REVENUES SUBTOTAL	9,863.1	9,048.6	9.0%
Gross contributions to pension funds	349.6	295.7	18.2%
TOTAL REVENUES FROM OPERATIONS	10,212.7	9,344.3	9.3%

Figures in million euros

In 2006, total cumulative and total consolidated revenues grew 7.8% and 9% over the previous year, respectively,. This development was characterised by the following factors:

- Organic growth in premiums volumes across most subsidiaries, which was particularly significant outside of Spain.
- The rise in interest rates, which reduced financial income through shadow accounting adjustments.
- The appreciation of the Euro against the US dollar and Latin American currencies, which reduced the amount of revenues coming from Latin America.

The following table shows the evolution of funds under management in Life insurance and Savings products:

	2006	2005	% Var. 06/05
Life insurance technical reserves	14,834.4	14,867.7	-0.2%
Pension funds	1,493.2	1,287.4	16.0%
Mutual funds	3,777.3	3,097.1	22.0%
TOTAL	**20,104.9**	**19,252.2**	4.4%

Figures in million euros

The variation in funds under management obtained in 2006 (4.4%) reflects primarily the following factors:

- An increase in the recurring winning of Life – Savings products;
- Growth rates above the market average in the volume of assets managed in Mutual and Pension Funds.

The reduction in the market value of investments due to the abovementioned rise in interest rates over the previous year translated into a €334.3 million downwards adjustment in Life insurance technical reserves.

Spain

Direct insurance and accepted reinsurance premiums written by the companies that operate primarily in Spain reached €4,689.6 million, to which €349.6 million of new gross contributions to pension funds must be added, with the following breakdown:

	2006	2005	% Var. 06/05
LIFE INSURANCE OPERATING UNIT	**1,891.8**	**1,915.3**	-1.2%
GENERAL INSURANCE OPERATING UNIT	**1,182.8**	**1,140.2**	3.7%
COMMERCIAL INSURANCE OPERATING UNIT	**1,233.2**	**1,101.5**	12.0%
MAPFRE CAJA SALUD	**388.0**	**353.3**	9.8%
Consolidation adjustments	-6.2	-1.7	---
TOTAL PREMIUMS	**4,689.6**	**4,508.6**	4.0%
Gross contributions to pension funds	349.6	295.7	18.2%

Figures in million euros

The decrease in the volume of premiums of the LIFE INSURANCE OPERATING UNIT is due to the absence of non-recurring operations arising from the externalisation of corporate pension commitments (amounting to €148.6 million in 2005). Excluding these, premiums volumes grew 7.1%, thanks to a 6.6% increase in Life – Savings premiums and sustained growth in retail Life – Protection products. The revenues of the stockbroking and mutual and pension funds management subsidiaries grouped under MAPFRE INVERSIÓN reached €110.2 million, a 19.4% increase over the previous year, thanks to growth above the market average in funds under management.

Premium growth in the GENERAL INSURANCE OPERATING UNIT reflects the transfer of its subsidiary MAPFRE GUANARTEME'S industrial risks portfolio to MAPFRE EMPRESAS. Excluding this, the increase in its business volume stood at 7.1%, as a result of a 9.9% rise in the General Insurance and Burial lines, and a 10.4% decrease in the Motor Insurance business (Canary Islands) which will be transferred to MAPFRE AUTOMÓVILES under the new structure. In 2006, there were over 2.25 million homes insured and more than 4.4 million outstanding policies.

The business volume of the COMMERCIAL INSURANCE OPERATING UNIT includes the premiums coming from the abovementioned integration of MAPFRE GUANARTEME'S industrial risks portfolio. Excluding this, its

premiums grew 8.7% in the year, in spite of a market environment characterised by strong competition. The following increases were recorded: 7.2% in the Industrial business in Spain, reflecting the winning of new clients; 10.9% in the "global risk" business, thanks to significant growth abroad; and 5.3% in the Credit and Surety business, on the back of sustained growth in Latin America.

Lastly, MAPFRE CAJA SALUD, which operates in a highly specialised business line, recorded a 9.8% increase in its premiums, which came primarily from the Health Assistance (retail business) and Expense Reimbursement lines, which grew 8.3% and 13.3%, respectively.

The following table shows a breakdown of written and accepted premiums by line of business in 2005 and 2006, together with the corresponding market shares (provisional in the case of 2006):

			% Var.	**Market shares**	
	2006	**2005**	**06/05**	**2006**	**2005**
Motor	129.0	143.9	-10.4%	1.0%	1.2%
Health	388.0	353.3	9.8%	7.8%	7.9%
Other - Non-Life	2,281.5	2,090.1	9.2%	16.6%	16.8%
Consolidation adjustments	-6.2	-1.7			
TOTAL NON-LIFE	**2,792.3**	**2,585.6**	**8.0%**	**8.8%**	**8.9%**
Life Risk	274.9	252.2	9.0%		
Life Savings	1,622.4	1,522.2	6.6%		
Life Externalisations	0.0	148.6	---		
Consolidation adjustments	--	--			
TOTAL LIFE	**1,897.3**	**1,923.0**	**-1.3%**	**8.4%**	**9.0%**
TOTAL	**4,689.6**	**4,508.6**	**4.0%**	**8.6%**	**9.0%**

Figures in million euros

The breakdown of premiums written through the agents channel and the CAJA MADRID bank channel was as follows:

	AGENTS CHANNEL			CAJA MADRID BANK CHANNEL			TOTAL		
	2006	2005	Var. %	2006	2005	Var. %	2006	2005	Var. %
LIFE	1,061.7	1,073.0	-1.1%	830.1	842.3	-1.4%	1,891.8	1,915.3	-1.2%
GENERAL INSURANCE	1,047.5	1,033.3	1.4%	135.3	106.9	26.6%	1,182.8	1,140.2	3.7%
COMMERCIAL INSURANCE	1,205.7	1,076.7	12.0%	27.5	24.8	10.9%	1,233.2	1,101.5	12.0%
HEALTH	367.0	335.0	9.6%	21.0	18.3	14.8%	388.0	353.3	9.8%
Consolidation adjustments							-6.2	-1.7	—
TOTAL	3,681.9	3,518.0	4.7%	1,013.9	992.3	2.2%	4,689.6	4,508.6	4.0%

Figures in million euros

Total income from investments for the companies that operate primarily in Spain decreased 3.6% to €1,071.1 million (vs. €1,110.8 million in 2005). Of these, €965.6 million came from interests, dividends and equivalents, against €986.5 million in 2005.

Total income from business lines other than insurance reached €416 million, a 41.1% increase over the previous year. Its breakdown is shown in the following table:

	2006	2005	% Var. 06/05
MAPFRE INVERSIÓN and subsidiaries	110.2	92.3	19.4%
MAPFRE INMUEBLES	118.3	37.4	---
MAPFRE QUAVITAE	103.6	85.0	21.9%
Other entities	83.9	80.2	4.6%
TOTAL	**416.0**	**294.9**	**41.1%**

Figures in million euros

International

Premiums written and accepted by the Units and Companies that operate primarily abroad evolved as follows:

	2006	2005	% Var. 06/05
MAPFRE AMERICA	**2,031.9**	**1,655.0**	22.8%
- Argentina	266.2	195.2	36.4%
- Brazil[1]	621.9	434.6	43.1%
- Chile	107.7	133.6	-19.4%
- Colombia	62.9	55.2	13.9%
- El Salvador	32.0	28.4	12.7%
- Mexico	310.9	250.8	24.0%
- Paraguay	9.1	8.6	5.8%
- Peru	31.2	27.1	15.1%
- Puerto Rico	270.9	254.3	6.5%
- Dominican Republic	10.8	1.8	—
- Uruguay	11.7	10.0	17.0%
- Venezuela	296.6	255.4	16.1%
MAPFRE INTERNACIONAL	**34.7**	**12.9**	169.0%
- MAPFRE INSULAR	18.5	12.9	43.4%
- MAPFRE U.S.A.	16.2	—	—
SUBTOTAL DIRECT INSURANCE	**2,066.6**	**1,667.9**	23.9%
ACCEPTED REINSURANCE	**1,437.7**	**1,337.4**	7.5%
ASSISTANCE	**296.3**	**254.5**	16.4%
TOTAL CUMULATIVE PREMIUMS	**3,800.6**	**3,259.8**	16.6%
Intra-group transactions eliminated upon consolidation	-590.1	-508.1	16.1%
TOTAL CONSOLIDATED PREMIUMS	**3,210.5**	**2,751.7**	16.7%

Figures in million euros

(1) Figures at the close of 2006 include premiums from MAPFRE NOSSA CAIXA amounting to €73.3 million (€11.5 million in 2005).

The breakdown by business line of premiums written by the Direct Insurance companies that operate abroad is shown in the following table:

	2006	2005	% Var. 06/05
Motor	886.2	749.4	18.3%
Health and accidents	338.8	263.1	28.8%
Other lines of business	841.6	655.4	28.4%
TOTAL	**2,066.6**	**1,667.9**	23.9%

Figures in million euros

MAPFRE AMÉRICA reached a volume of premiums of €2,031.9 million, a 22.8% increase over the previous year. It is worth noting the growth achieved by the subsidiaries operating in Brazil, Argentina and Mexico.

MAPFRE is the leading Non-Life insurance group in Latin America, where it ranked first in 2005 with a share of approximately 6.1% of the premiums of the countries and territories in which it operates. The following table shows the Non-Life direct insurance market shares in the various countries:

	MARKET SHARES[1]
Argentina	8.0%
Brazil	5.4%
Chile	12.3%
Colombia	4.2%
El Salvador	13.0%
Mexico	3.7%
Paraguay [2]	13.3%
Peru	6.4%
Puerto Rico	12.4%
Uruguay	5.1%
Venezueza	9.6%

(1) Figures as per the latest data available for each market.

(2) Total market share (Life + Non-Life).

In the accepted reinsurance *business*, MAPFRE RE and its subsidiaries recorded a consolidated volume of premiums of €1,437.7 million (€1,337.4 million in 2005), a 7.5% increase. Retained premiums were €984.3 million, equivalent to a 68.5% retention rate (68.3% in 2005). By geographical areas, 41% of accepted premiums came from Spain, 25% from the rest of Europe, 22% from Latin America, 4% from North America and the remaining 8% from other countries. In fiscal year 2006, the North American operations were reorganised, transferring to parent company MAPFRE RE the business and Canadian branch of its subsidiary MAPFRE REINSURANCE CORPORATION.

The total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached €421.4 million, a 15.9% increase over the previous year. Their breakdown by geographical areas was as follows: Spain, 14%; Latin America, 26%; other European countries, 43%; North America, 13%; and 4% from other areas.

Lastly, MAPFRE INTERNACIONAL recorded a consolidated volume of premiums of €34.7 million. Its subsidiaries evolved as follows:

- MAPFRE USA, which operates in Florida, wrote premiums of €16.2 million.
- MAPFRE INSULAR (The Philippines) grew 43.4% in euros (35.1% in local currency).

The total income from investments for the companies that operate primarily outside of Spain grew 22.6% to €364.5 million. (vs. €297.2 million in 2005). Of these, €251.7 million came from interests, dividends and equivalents, against €218.5 million in 2005.

- ## MANAGEMENT RATIOS

The consolidated Non-Life combined ratio was 95.1%, against 97.6% the previous year. This ratio improved in virtually all Units and Companies, and especially in MAPFRE RE, reflecting the limited incidence of insured natural catastrophe claims. The evolution of the main management ratios is shown in the following table:

	RATIOS					
	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
COMPANY	2006	2005	2006	2005	2006	2005
Companies operating primarily in Spain						
GENERAL INSURANCE OP. UNIT	**27.7%**	27.3%	**62.8%**	64.7%	**90.5%**	92.0%
COMMERCIAL INSURANCE OP. UNIT[4]	**20.3%**	12.1%	**65.7%**	78.0%	**86.0%**	90.1%
MAPFRE CAJA SALUD	**16.6%**	15.7%	**78.1%**	81.2%	**94.7%**	96.9%
MAPFRE-CAJA MADRID HOLDING	**23.6%**	21.1%	**66.5%**	71.2%	**90.1%**	92.3%
Companies operating primarily abroad						
MAPFRE AMERICA	**36.4%**	34.8%	**66.6%**	68.2%	**103.0%**	103.0%
MAPFRE RE	**34.8%**	32.1%	**57.6%**	67.6%	**92.3%**	99.7%
MAPFRE ASISTENCIA	**22.9%**	25.3%	**70.8%**	71.4%	**93.7%**	96.7%
LIFE INSURANCE OP. UNIT[5]	**0.9%**	0.9%				
MAPFRE S.A. Consolidated	**30.1%**	28.1%	**65.0%**	69.5%	**95.1%**	97.6%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-Life business. In 2006, figures include the reserves appropriated for early retirements, which added 0.4 percentage points to MAPFRE S.A.'s expense ratio

(2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-Life business

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-Life business

(4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities is added to the numerator of the expense ratio of this subsidiary

(5) Net operating expenses/average third-party funds under management

♦ RESULTS

The consolidated profit after tax was €515.9 million (€393.8 million in 2005), a 31% increase. The net consolidated profit after tax and minority shareholders reached €330.2 million, a 32.2% increase.

In general terms, most Units and Subsidiaries increased considerably their profits over fiscal year 2005. Among them, the growth achieved by MAPFRE RE, MAPFRE SEGUROS GENERALES and MAPFRE CAJA SALUD stands out. The following table shows the sources and breakdown of results:

	2006	2005	% Var. 06/05
INSURANCE ACTIVITIES	**677.1**	**523.7**	29.3%
Companies operating primarily in Spain	445.6	364.3	22.3%
Companies operating primarily abroad	231.5	159.4	45.2%
OTHER ACTIVITIES	**63.7**	**41.0**	55.4%
Holding & other companies and consolidation adjustments	**-3.4**	**-16.8**	-79.8%
Profit before tax and minority shareholders	**737.4**	**547.9**	34.6%
Taxes	-221.5	-154.1	43.7%
Profit after tax	**515.9**	**393.8**	31.0%
Result attributable to minority shareholders	-185.7	-144.0	29.0%
Profit after tax and minority shareholders	**330.2**	**249.8**	32.2%

Figures in million euros

The development of the results of the main Units and Companies with respect to the previous year is shown in the following table:

	Before tax and minority shareholders		After tax and minority shareholders	
	2006	**2005**	**2006**	**2005**
INSURANCE ACTIVITIES				
Companies operating primarily in Spain				
LIFE INSURANCE OPERATING UNIT	142.3	133.1	96.5	88.8
GENERAL INSURANCE OPERATING UNIT	161.3	111.6	106.0	69.7
COMMERCIAL INSURANCE OPERATING UNIT	115.5	103.9	78.7	71.4
MAPFRE CAJA SALUD	26.5	15.7	16.5	9.9
Companies operating primarily abroad				
MAPFRE AMÉRICA	101.4	91.6	83.8	105.7
MAPFRE RE	115.8	54.4	77.2	32.3
ASSISTANCE INSURANCE OPERATING UNIT	14.3	13.4	10.0	9.5
OTHER ACTIVITIES				
LIFE INSURANCE OP.UNIT (MAPFRE INVERSIÓN)	50.4	39.2	32.4	25.4
MAPFRE INMUEBLES	12.9	2.8	8.3	2.4
MAPFRE QUAVITAE	0.4	-1.0	0.1	-1.2
COMPANIES WITH A MINORITY SHAREHOLDING(1)				
GESMADRID	5.5	5.7	3.6	3.7
CAJA MADRID PENSIONES	3.0	2.3	2.0	1.5
CAJA MADRID BOLSA	5.7	2.7	3.8	1.8

Figures in million euros

(1) Figures adjusted for the percentage of ownership

The income arising from the use of negative taxable amounts from previous years for MAPFRE AMERICA amounted to €4.4 million, against €30.6 million in 2005. Excluding these items, its net result would have grown 5.7%

In this fiscal year and in the previous one a series of transfers of shareholdings and portfolios among several companies was carried out within the framework of the Group's corporate reorganisation process. This generated increases and decreases in the results of the Units that were affected, which were eliminated upon consolidation. The following table compares the increases recorded by the various Units in their accounting profits for 2006 with those they would have recorded excluding the results arising from the transfers referred to above:

	Increase / (decrease) in net result	
	Contable	Adjusted by transfers
COMMERCIAL INSURANCE OP. UNIT	10.2%	44.4%
GENERAL INSURANCE OP. UNIT	52.1%	39.1%
MAPFRE RE	139.0%	88.8%
MAPFRE-CAJA MADRID HOLDING and other	25.2%	26.8%

Figures in million euros

The contribution of the various Units and Companies to the net consolidated profit breaks down as follows:

	Net Result	Minority interests	Consolidation adjustments	**Contribution to consolidated result 2006**	**% over total**	Contribution to consolidated result 2005	% over total
INSURANCE ACTIVITIES							
LIFE AND SAVINGS	128.9	-63.2		**65.7**	19.9%	58.1	23.2%
GENERAL INSURANCE	106.0	-51.9		**54.1**	16.4%	39.2	15.7%
COMMERCIAL INSURANCE	78.7	-38.6		**40.1**	12.2%	27.7	11.1%
MAPFRE CAJA SALUD	16.5	-8.1		**8.4**	2.5%	4.9	2.0%
Individual result and consolidation adjustments				**-1.3**	-0.4%	3.6	1.4%
MAPFRE-CAJA MADRID HOLDING				**167.1**	50.6%	133.5	53.4%
OTHER ACTIVITIES							
MAPFRE INMUEBLES	8.3			**8.3**	2.5%	2.4	1.0%
MAPFRE QUAVITAE	0.1			**0.1**	0.04%	-0.5	-0.2%
COMPANIES OPERATING MAINLY IN SPAIN				**175.5**	53.1%	135.4	54.2%
MAPFRE AMÉRICA	83.8	-10.5		**73.3**	22.2%	92.4	37.0%
MAPFRE RE	77.2	-9.3		**67.9**	20.6%	35.9	14.4%
ASSISTANCE OPERATING UNIT	10.0			**10.0**	3.0%	9.5	3.8%
MAPFRE INTERNACIONAL(1)	3.0			**3.0**	0.9%	0.8	0.3%
COMPANIES OPERATING MAINLY ABROAD				**154.2**	46.7%	138.6	55.5%
Other companies and consolidation adjustments				**0.5**	0.2%	-24.1	-9.7%
MAPFRE, S.A. (Consolidated)				**330.2**	100%	249.8	100%

(1) The figures for 2005 correspond to MAPFRE INSULAR. Figures for 2006 correspond to MAPFRE USA and MAPFRE INSULAR.

♦ INVESTMENTS AND LIQUID ASSETS

The book value of investments and liquid assets as of 31 December 2006 was €22,512.9 million, a 3.2% increase over the previous year. The following table shows its breakdown and percentage distribution:

	2006	% over total	2005	% over total
Risk-free investments	**1,088.3**	**4.8%**	**1,264.4**	**5.8%**
- Cash	832.5	3.7%	964.7	4.4%
- Unit-linked investments	255.8	1.1%	299.7	1.4%
Real Estate Investments	**881.7**	**3.9%**	**722.8**	**3.3%**
- Buildings for own use	428.0	1.9%	377.7	1.7%
- Other Real Estate investments	453.7	2.0%	345.1	1.6%
Financial investments	**20,266.0**	**90.0%**	**19,585.8**	**89.8%**
- Shares	747.0	3.3%	448.5	2.1%
- Fixed income	18,138.0	80.6%	17,850.8	81.9%
- Mutual funds	1,037.2	4.6%	905.3	4.2%
- Other financial investments	343.8	1.5%	381.2	1.7%
Other investments	**276.9**	**1.2%**	**235.0**	**1.1%**
- Investments in associated companies	125.2	0.6%	104.4	0.5%
- Accepted reinsurance deposits	104.8	0.5%	97.9	0.4%
- Other investments	46.9	0.2%	32.7	0.1%
TOTAL	**22,512.9**	**100.0%**	**21,808.0**	**100.0%**

The value of real estate investments shown in the previous table does not include unrealised gains, which amounted to €434.8 million at the close of the year according to valuations performed by independent surveyors.

♦ SHAREHOLDERS' EQUITY AND RETURNS

The net consolidated equity reached €3,411.7 million, against €3,161.3 million at the close of 2005. Its year-on-year variation sums up the positive impact of the profits earned by the Units and the negative impact of the decrease in the value of unrealised gains in investments and the adjustments for translation differences. Of said amount, €1,071.7 million corresponded to minority shareholdings in subsidiaries. Consolidated shareholders' equity per share was €1.96 at the close of 2006 (€1.83 as the close of 2005).

The return on equity (ROE), defined as the net consolidated profit after tax and minorities as a percentage of average shareholders' equity, was 14.6%, against 12.4% the previous year. The following table shows the ROE of the main Units and Companies:

	2006			2005
	Average equity	Profit	ROE % (1)	ROE % (1)
LIFE INSURANCE OP. UNIT	628.4	128.9	20.5%	19.8%
GENERAL INSURANCE OP. UNIT	330.8	106.0	32.0%	23.2%
COMMERCIAL INSURANCE OP. UNIT	292.2	78.7	26.8%	24.7%
MAPFRE CAJA SALUD	114.2	16.5	14.4%	9.8%
MAPFRE INMUEBLES	118.7	8.3	7.0%	3.5%
MAPFRE AMÉRICA	799.8	83.8	10.5%	15.9%
MAPFRE RE	634.9	77.2	12.2%	5.6%
MAPFRE ASISTENCIA	93.5	10.0	10.7%	12.2%
MAPFRE S.A. (consolidated)	**2,261.8**	**330.2**	**14.6%**	**12.4%**

Figures in million euros

(1) Net result alter taxes and minority interests/average shareholders' equity excluding minority interests.

As approved by the General Shareholders' Meeting, the 5-for-1 share split became effective on 28th October. As a consequence, the nominal value of each share was set at €0.1, against €0.5 previously, while the number of shares in issue changed from 238,900,706 to 1,194,503,530.

PRO FORMA RESULTS OF THE MAPFRE GROUP

The Consolidated Annual Accounts of MAPFRE S.A. for fiscal years 2005 and 2006 were prepared on the basis of their respective scopes of consolidation at the close of those years, which obviously do not include the assets and businesses received by the Company in the capital increase executed through a public deed on 19th January 2007, which were included in the scope of consolidation of MAPFRE MUTUALIDAD and of CARTERA MAPFRE S.L., respectively.

In order to provide a comprehensive set of information to the users of this Report, pro forma data are shown hereinafter for the key figures and consolidated results that MAPFRE S.A. would have recorded in fiscal years 2005 and 2006 if the aforementioned assets and businesses had been included into its scopes of consolidation ('Pro forma results of the MAPFRE Group').

This information, which is provided solely for comparative purposes, was prepared by the Company on the basis of the figures contained in its own Audited Annual Accounts and in those of the other companies whose results are included in the pro forma results of the MAPFRE Group.

♦ OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by the MAPFRE Group were €10,932.7 million in 2006, an 8.1% increase. Total operating revenues reached €13,583.3 million, including €349.6 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table:

	2006	2005	% Var. 06/05
Companies operating primarily in Spain	**9,057.7**	**8,702.9**	4.1%
- Gross written and accepted premiums	7,152.2	6,961.8	2.7%
- Income from investments	1,282.7	1,275.1	0.6%
- Other income	622.8	466.1	33.6%
Companies operating primarily abroad	**4,350.8**	**3,619.1**	20.2%
- Gross written and accepted premiums	3,780.5	3,148.4	20.1%
- Income from investments	423.8	335.0	26.5%
- Other income	146.4	135.8	7.8%
Holding company (non-consolidated)	**167.8**	**241.6**	-30.5%
CUMULATIVE REVENUES SUBTOTAL	13,576.3	12,563.6	8.1%
Consolidation adjustments and other companies	-342.5	-385.3	-11.1%
CONSOLIDATED REVENUES SUBTOTAL	13,233.8	12,178.4	8.7%
Gross contributions to pension funds	349.6	295.7	18.2%
TOTAL REVENUES FROM OPERATIONS	**13,583.4**	**12,474.1**	8.9%

Figures in million euros

The following table shows the evolution of funds under management in Life insurance and Savings products:

	2006	2005	% Var. 06/05
Life insurance technical reserves	15,265.8	15,200.4	0.4%
Pension funds	1,493.2	1,287.4	16.0%
Mutual funds	3,777.3	3,097.1	22.0%
TOTAL	**20,536.3**	**19,584.9**	4.9%

Figures in million euros

Spain

Direct insurance and accepted reinsurance premiums written by the companies that operate primarily in Spain reached €7,152.2 million, to which €349.6 million of new gross contributions to pension funds must be added, with the following breakdown:

	2006	2005	% Var. 06/05
MAPFRE AUTOMÓVILES pro forma	**2,344.3**	**2,288.6**	2.4%
LIFE INSURANCE OP. UNIT	**1,891.8**	**1,915.3**	-1.2%
GENERAL INSURANCE OP. UNIT	**1,182.8**	**1,140.2**	3.7%
COMMERCIAL INSURANCE OP. UNIT	**1,233.2**	**1,101.5**	12.0%
MAPFRE CAJA SALUD	**388.0**	**353.3**	9.8%
MAPFRE AGROPECUARIA	**229.3**	**242.4**	-5.4%
Consolidation adjustments	**-117.2**	**-79.5**	47.4%
TOTAL PREMIUMS	7,152.2	6,961.8	2.7%
Gross contributions to pension plans	**349.6**	**295.7**	18.2%
TOTAL	7,501.8	7,257.5	3.4%

Figures in million euros

In general terms, all units recorded a satisfactory development in their premiums figures, taking into account that fiscal year 2006 was characterised by an intense price competition, that was especially strong in the Motor Insurance business, in which MAPFRE focussed its efforts on winning and keeping customers with a low claims track record, who benefit from high bonuses. The total number of vehicles insured by MAPFRE at the close of the year was 5,728,800, against 5,698,000 in 2005.

MAPFRE AGROPECUARIA increased its share in the Combined Agricultural Insurance pool to 22.5% (19.3% in 2005). The decrease in its volume of business reflects the issuance in advance during the 2005 of the premiums for the year 2006 fruit crops campaign. Excluding this event, it would have grown in excess of 9%.

The following table shows a breakdown of written and accepted premiums by line of business in 2005 and 2006, together with the corresponding market shares (provisional in the case of 2006):

			% Var.	Market shares	
	2006	**2005**	**06/05**	**2006**	**2005**
Motor	2,493.2	2,450.5	1.7%	20.3%	21.0%
Health	388.0	353.3	9.8%	7.8%	7.9%
Other - Non-Life	2,490.9	2,314.5	7.6%	18.0%	18.3%
Consolidation adjustments	-117.2	-79.5			
TOTAL NON-LIFE	**5,254.9**	**5,038.8**	**4.3%**	**17.3%**	**17.8%**
Life Risk	274.9	252.2	9.0%		
Life Savings	1,622.4	1,522.2	6.6%		
Life Externalisations	0.0	148.6	---		
TOTAL LIFE	**1,897.3**	**1,923.0**	**-1.3%**	**8.4%**	**9.0%**
Intra-group transactions eliminated upon consolidation	---	---			
TOTAL	**7,152.2**	**6,961.8**	**2.7%**	**13.5%**	**14.2%**

Figures in million euros

In the breakdown by distribution channel, the volume of premiums issued through the agents channel and the CAJA MADRID bank channel stood at €6,105.8 million and €1,046.4 million respectively (€5,942.4 million and €1,019.4 million in 2005).

International

Premiums written and accepted by the Units and Companies that operate primarily abroad evolved as follows:

	2006	2005	% Var. 06/05
AMÉRICA OP. UNIT	**2,461.7**	**1,945.3**	**26.5%**
- Argentina	275.7	202.5	36.1%
- Brazil	959.6	650.9	47.4%
- Chile	119.7	143.6	-16.6%
- Colombia	104.7	86.6	20.9%
- El Salvador	32.0	28.4	12.7%
- México	310.9	250.8	24.0%
- Paraguay	9.1	8.6	5.8%
- Perú	60.0	52.4	14.5%
- Puerto Rico	270.9	254.3	6.5%
- Dominican Republic	10.8	1.8	---
- Uruguay	11.7	10.0	17.0%
- Venezuela	296.6	255.4	16.1%
OTHER COUNTRIES	**133.2**	**127.2**	**4.7%**
- MAPFRE INSULAR	18.5	12.9	43.4%
- MAPFRE U.S.A.	16.2	18.0	---
- MAPFRE SEGUROS GERAIS	98.5	96.3	2.3%
SUBTOTAL DIRECT INSURANCE	**2,594.9**	**2,072.5**	**25.2%**
ACCEPTED REINSURANCE	**1,437.7**	**1,337.4**	**7.5%**
ASSISTANCE	**296.3**	**254.5**	**16.4%**
TOTAL CUMULATIVE PREMIUMS	**4,328.9**	**3,664.4**	**18.1%**
Intra-group transactions eliminated upon consolidation	-548.4	-516.0	6.3%
TOTAL CONSOLIDATED PREMIUMS	**3,780.5**	**3,148.4**	**20.1%**

Figures in million euros

It is worth noting the growth achieved in the premiums volume in the Americas, in spite of a 10% appreciation of the Euro against the U.S. dollar, which was helped by the expansion of the own distribution network. By country, Brazil, which in 2006 includes MAPFRE NOSSA CAIXA's business, and Argentina, which opened 85 own branches, stand out.

♦ MANAGEMENT RATIOS

The consolidated Non-Life combined ratio was 93.9%, against 95.6% the previous year. This ratio improved in virtually all Units and Companies, and especially in MAPFRE RE, reflecting the limited incidence of insured natural catastrophe claims. The evolution of the main management ratios is shown in the following table:

	RATIOS					
	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
COMPANY	2006	2005	2006	2005	2006	2005
Companies operating primarily in Spain						
MAPFRE AUTOMÓVILES pro forma	**14.4%**	12.2%	**76.9%**	78.1%	**91.2%**	90.3%
GENERAL INSURANCE OP. UNIT	**27.7%**	27.3%	**62.8%**	64.7%	**90.5%**	92.0%
COMMERCIAL INSURANCE OP. UNIT[4]	**20.3%**	12.1%	**65.7%**	78.0%	**86.0%**	90.1%
MAPFRE CAJA SALUD	**16.6%**	15.7%	**78.1%**	81.2%	**94.7%**	96.9%
MAPFRE AGROPECUARIA	**21.7%**	19.1%	**67.3%**	74.7%	**89.0%**	93.8%
LIFE INSURANCE OP. UNIT[5]	**0.9%**	0.9%				
Companies operating primarily abroad						
MAPFRE AMERICA	**36.4%**	34.8%	**66.6%**	68.2%	**103.0%**	103.0%
MAPFRE RE	**34.8%**	32.1%	**57.6%**	67.6%	**92.3%**	99.7%
MAPFRE ASISTENCIA	**22.9%**	25.3%	**70.8%**	71.4%	**93.7%**	96.7%
MAPFRE SEGUROS GERAIS	**26.0%**	30.7%	**77.3%**	65.2%	**103.3%**	95.9%
MAPFRE S.A. pro forma consolidated	**24.9%**	22.1%	**69.0%**	73.5%	**93.9%**	95.6%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-Life business. In 2006, figures include the reserves appropriated for early retirements, which added 0.7 percentage points to MAPFRE S.A.'s pro forma expense ratio

(2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-Life business

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-Life business

(4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities is added to the numerator of the expense ratio of this subsidiary

(5) Net operating expenses/average third-party funds under management

♦ RESULTS

The following table shows the pro forma income statement of the MAPFRE Group[1]:

	2006	2005	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	8,452.2	7,801.1	8.3%
Premiums earned, net of ceded and retroceded reinsurance	6,989.4	6,409.1	9.1%
Net claims incurred and variation in other technical provisions	-4,825.6	-4,712.5	2.4%
Operating expenses, net of reinsurance	-1,601.7	-1,349.8	18.7%
Other technical income and expenses	-136.4	-64.7	110.8%
Technical result	425.7	282.1	50.9%
Net financial income and other non-technical income and expenses	493.8	401.8	22.9%
Result of Non-life business	**919.5**	**683.9**	34.4%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,480.5	2,309.0	7.4%
Premiums earned, net of ceded and retroceded reinsurance	2,353.8	2,176.1	8.2%
Net claims incurred and variation in other technical provisions	-2,500.6	-2,558.2	-2.3%
Operating expenses, net of reinsurance	-353.2	-269.2	31.2%
Other technical income and expenses	-4.6	-9.7	-52.6%
Technical result	-504.6	-661.0	-23.7%
Net financial income and other non-technical income	654.1	763.7	-14.4%
Unrealised gains and losses in Unit Linked products	21.8	25.6	-14.8%
Result of Life business	**171.3**	**128.3**	33.5%
OTHER BUSINESS ACTIVITIES			
Operating income	480.3	406.4	18.2%
Operating expenses	-413.3	-355.5	16.3%
Other income and expenses	-1.7	8.9	—
Results from other business activities	**65.3**	**59.8**	9.2%
Result before tax and minority shareholders	**1,156.1**	**872.0**	32.6%
Taxes	-355.5	-273.7	29.9%
Result after tax	**800.6**	**598.3**	33.8%
Result attributable to minority shareholders	-190.4	-140.0	36.0%
Result after tax and minority shareholders	**610.2**	**458.3**	33.1%
Non-life loss ratio [2]	69.0%	73.5%	
Non-life expense ratio [2][3]	24.9%	22.1%	
Non-life combined ratio [2]	93.9%	95.6%	

Figures in million euros

1) Unlike the pro forma 2005 figures published in June 2006, those shown herein include the items corresponding to the reinsurance accepted by MAPFRE MUTUALIDAD.

2) Ratios calculated over net premiums earned.

3) Includes the appropriation of reserves for early retirements, which added 0.7 percentage points to the expense ratio.

The consolidated profit after tax was €800.6 million (€598.3 million in 2005), a 33.8% increase. The net consolidated profit after tax and minority shareholders reached €610.2 million, a 33.1% increase.

The development of the results of the main Units and Companies with respect to the previous year is shown in the following table:

	Before tax and minority		After tax and minority	
	2006	2005	2006	2005
INSURANCE ACTIVITIES				
Companies operating primarily in Spain				
MAPFRE AUTOMÓVILES pro forma	375.6	353.7	252.8	238.3
LIFE INSURANCE OPERATING UNIT	142.3	133.1	96.5	88.8
GENERAL INSURANCE OPERATING UNIT	161.3	111.6	106.0	69.7
COMMERCIAL INSURANCE OPERATING UNIT	115.5	103.9	78.7	71.4
MAPFRE CAJA SALUD	26.5	15.7	16.5	9.9
MAPFRE AGROPECUARIA	34.1	13.1	21.4	8.8
Companies operating primarily abroad				
AMÉRICA OP. UNIT	101.4	91.6	83.8	105.7
MAPFRE RE	115.8	54.4	77.2	32.3
ASSISTANCE INSURANCE OPERATING UNIT	14.3	13.4	10.0	9.5
MAPFRE SEGUROS GERAIS	6.6	6.3	4.8	4.4
MAPFRE INSULAR	2.1	3.1	1.8	2.9
OTHER ACTIVITIES				
MAPFRE INMUEBLES	12.9	2.8	8.3	2.4
LIFE INSURANCE OP.UNIT (MAPFRE INVERSIÓN)	50.4	39.2	32.4	25.4
MAPFRE QUAVITAE	0.4	-1.0	0.1	-1.2
COMPANIES WITH A MINORITY SHAREHOLDING[1]				
GESMADRID	5.5	5.7	3.6	3.7
CAJA MADRID PENSIONES	3.0	2.3	2.0	1.5
CAJA MADRID BOLSA	5.7	2.7	3.8	1.8
BANCO S.F. CAJA MADRID-MAPFRE	6.7	9.5	2.0	5.9

Figures in million euros

[1] Results adjusted for the percentage of ownership.

♦ BALANCE SHEET

The consolidated pro forma balance sheet is shown in the following table:

	2006	2005	% 06/05
ASSETS			
Goodwill	**603.9**	591.2	2.1%
Fixed assets	**1,144.9**	1,051.9	8.8%
Investments	**24,134.7**	22,944.7	5.2%
Participation of reinsurance in technical reserves	**1,804.4**	1,647.8	---
Other assets	**6,029.9**	5,931.3	1.7%
TOTAL ASSETS	**33,717.8**	32,166.9	4.8%
LIABILITIES			
Shareholders' equity	**4,026.4**	3,534.6	13.9%
Minority interests	**1,027.8**	931.9	10.3%
Debt	**808.6**	613.9	31.7%
Technical reserves	**24,027.3**	23,316.7	3.0%
- Life assurance reserves	**15,081.8**	15,041.1	0.3%
- Other technical reserves	**8,945.5**	8,275.6	8.1%
Reserves for risks and expenses	**244.7**	168.3	45.4%
Other liabilities	**3,583.0**	3,601.5	-0.5%
TOTAL LIABILITIES	**33,717.8**	32,166.9	4.8%

Figures in million euros

MAPFRE's total assets under management, including mutual and pension funds, stood at €38,988.3 million (€36,551.4 million in 2005), a 6.7% increase.

The book value of investments and liquid assets as of 31 December 2006 was €26,616.7 million, a 4.8% increase over the previous year. The low growth is due to the fall in the value of fixed income securities caused by the rise in interest rates. The following table shows its breakdown and percentage distribution:

	2006	% over total	2005	% over total
Risk-free investments	**1,678.1**	**7.5%**	**1,724.2**	**5.8%**
- Cash	1,422.3	6.3%	1,424.5	4.4%
- Unit-linked investments	255.8	1.1%	299.7	1.4%
Real Estate Investments	**1,587.5**	**7.1%**	**1,365.3**	**3.3%**
- Buildings for own use	804.0	3.6%	739.8	1.7%
- Other Real Estate investments	783.5	3.5%	625.5	1.6%
Financial investments	**22,873.9**	**101.6%**	**21,949.0**	**89.8%**
- Shares	911.4	4.0%	551.5	2.1%
- Fixed income	20,169.3	89.6%	19,834.5	81.9%
- Mutual funds	1,421.3	6.3%	1,161.6	4.2%
- Other financial investments	371.9	1.7%	401.4	1.7%
Other investments	**477.2**	**2.1%**	**370.3**	**1.1%**
- Investments in associated companies	269.9	1.2%	224.4	0.5%
- Accepted reinsurance deposits	95.8	0.4%	34.5	0.4%
- Other investments	111.5	0.5%	111.4	0.1%
TOTAL	**26,616.7**	**118.2%**	**25,408.8**	**100.0%**

Figures in million euros

The value of real estate investments shown in the previous table does not include unrealised gains, which amounted to €893.3 million at the close of the year according to valuations performed by independent surveyors.

SHAREHOLDERS' EQUITY AND RETURNS

The net consolidated pro forma equity of the MAPFRE Group was €5,054.2 million at the close of the year. Of said amount, €1,027.8 million corresponded to minority shareholdings in subsidiaries and €4,026.4 million to CARTERA MAPFRE's majority shareholding.

The return on equity (ROE), defined as the net consolidated profit after tax and minorities as a percentage of average shareholders' equity, was 16.1%. The following table shows the ROE of the main Units and Companies:

	2006			2005
	Average equity	Profit	ROE % (1)	ROE % (1)
MAPFRE AUTOMÓVILES pro forma	624.0	252.8	40.5%	n.a.
LIFE INSURANCE OP. UNIT	628.4	128.9	20.5%	19.8%
GENERAL INSURANCE OP. UNIT	330.8	106.0	32.0%	23.2%
COMMERCIAL INSURANCE OP. UNIT	292.2	78.7	26.8%	24.7%
MAPFRE CAJA SALUD	114.2	16.5	14.4%	9.8%
MAPFRE AGROPECUARIA	113.9	21.4	18.8%	9.1%
MAPFRE AMÉRICA	799.8	83.8	10.5%	15.9%
MAPFRE AMÉRICA VIDA	78.1	9.2	11.8%	7.3%
MAPFRE RE	634.9	77.2	12.2%	5.6%
MAPFRE ASISTENCIA	93.5	10.0	10.7%	12.2%
MAPFRE SEGUROS GERAIS	69.5	4.8	6.9%	6.7%
BANCO DE SERVICIOS CAJA MADRID - MAPFRE	283.1	4.0	1.4%	5.4%
MAPFRE INMUEBLES	118.7	8.3	7.0%	3.5%
MAPFRE S.A. pro forma	**3,780.5**	**610.2**	**16.1%**	**n.a.**

Figures in million euros

(1) Net result alter taxes and minority interests/average shareholders' equity excluding minority interests.

♦ ACQUISITIONS, PROJECTS AND DISPOSALS

Direct investments

The following are the most significant investment and disposal transactions concerning subsidiaries of the Group and affiliates carried out in 2006:

- CORPORACIÓN MAPFRE subscribed entirely for two capital increases carried out by holding company MAPFRE INTERNACIONAL for a total amount of €42.5 million, of which €13.9 million were paid up in cash and €28.6 million through the contribution of shareholdings in MIDDLESEA INSURANCE plc (Malta) and MAPFRE INSULAR (The Philippines). Additionally, a €26 million loan was granted at market terms to said holding company to finance the growth of its investment portfolio.

- Three loans for a total amount of €62 million were granted at market terms to: MAPFRE AMÉRICA, which used them to subscribe for capital increases carried out by its subsidiary MAFPRE VERA CRUZ in the amount of €36 million; and MAPFRE AMÉRICA VIDA, to subscribe for a capital increase carried out by its subsidiary MAPFRE VERA CRUZ VIDA in the amount of €38 million.

- Loans at market terms were granted also to MAPFRE INMUEBLES and to its subsidiary DESURCIC for a total amount of €61.6 million, which were partly repaid in the course of the year through the subscription of a €47.9 million capital increase.

- MAPFRE ASISTENCIA partly reimbursed two loans granted in previous years for an amount of €2.1 million.

Overall, the net outlay for the investments paid in cash was €166 million, as shown in the following table:

Company	Investments	Loans	Total
MAPFRE INTERNACIONAL	13.9	26.0	39.9
MAPFRE AMÉRICA	---	32.0	32.0
MAPFRE AMÉRICA VIDA	---	30.0	30.0
MAPFRE INMUEBLES and subsidiaries	47.9	12.4	60.3
MAPFRE ASISTENCIA	---	-2.1	-2.1
Other subsidiaries	1.9	4.0	5.9
TOTAL	63.7	102.3	166.0

Figures in million euros

On 17th December, an memorandum of understanding was signed to set up a company with SOCIETÀ CATTOLICA DI ASSICURAZIONI (Italy) to develop jointly in said country the Motor insurance business distributed through the agents network. MAPFRE will invest €473 million to acquire a 50% shareholding in the aforementioned company, which will be called MAPFRE CATTOLICA AUTO.

Investments made by subsidiaries

- MAPFRE SEGUROS GENERALES sold in their entirety its shareholdings in healthcare centres Santa Catalina and Santa Cruz de Tenerife and in subsidiary Limpieza y Mantenimiento Hospitalario, for a total amount of €6.8 million.

- MAPFRE AMERICA CAUCIÓN Y CRÉDITO carried out a capital increase of €4 million and created two new subsidiaries: MAPFRE FIANZAS (Mexico), through the contribution of €4 million in cash; and MAPFRE SEGURADORA DE CREDITO A EXPORTAÇAO, S.A. (Brazil), through the contribution of 8.3 million of Brazilian reais (approximately €3 million).

- MAPFRE CAJA SALUD acquired the building occupied by healthcare centre Clínica San Antonio (Bilbao) for a price of €7.4 million and a building located in Zaragoza, in which another healthcare centre will be set up in the future, for a

price of €3.4 million.

- In addition to the investment in MAPFRE VERA CRUZ mentioned above, MAPFRE AMÉRICA and its subsidiaries carried out the following transactions:

  - The subscription of a USD 12.4 million (approximately €10.4 million) capital increased carried out by MAPFRE DOMINICANA (Dominican Republic) to finance the acquisition of a 38.33% shareholding in SEGUROS PALIC.
  - The subscription of a capital increase of 20 million Argentine pesos (approximately €4.9 million) carried out by MAPFRE ARGENTINA to support the growth of its volume of business.
  - The acquisition by MAPFRE PRAICO (Puerto Rico) of the entire share capital of BALDRICH & ASSOCIATES, one of the country's largest Insurance Agencies, for an initial outlay of USD 8.5 million (approximately €6.5 million) complemented by variable future payments based on results.

- MAPFRE RE received USD 111 million arising from a capital reduction carried out by its subsidiary MAPFRE REINSURANCE CORPORATION (U.S.A.) and paid USD 25 million (approximately €19 million) to said subsidiary to acquire its Canadian branch. These operations are related with the transfer to MAPFRE RE of the underwriting of the North American business and have no impact on its consolidated financial statements.

- MAPFRE ASISTENCIA: acquired the entire share capital of CANADIAN ROADSIDE & RECOVERY INC. (Canada), a supplier of roadside assistance services, for a price of 0.9 million Canadian dollars (approximately €0.6 million); paid GBP 2.7 million (approximately €4 million) to the previous owners of its subsidiary ABRAXAS (UK) corresponding to the part of the agreed price for the purchase of said company still pending payment; and desimbursed the deferred part of the acquisition price of ROAD AMERICA (U.S.A.) in the amount of €0.5 million.

- MAPFRE INTERNACIONAL subscribed for two capital increases carried out by its subsidiary MAPFRE U.S.A. for a total amount of USD 8.8 million.

Internal corporate reorganisation transactions

MAPFRE GUANARTEME transferred its industrial risks and retail insurance portfolios to MAPFRE EMPRESAS and MAPFRE SEGUROS GENERALES, respectively. These transfers were carried out at net asset value calculated under Spanish GAAP, with retroactive accounting effects from the 1st of January of 2006.

Funding

The investments detailed above were paid for with available excess cash and debt.

♦ CHANGE IN THE CORPORATE STRUCTURE

On 15th June 2006, the General Assembly of MAPFRE MUTUALIDAD agreed to carry out a reorganisation of the corporate structure of the Group to: preserve its future independence, its Spanish roots and its institutional stability; put under the valuation of the market, as well as under its scrutiny and rules, all of MAPFRE's business activities; increase substantially MAPFRE's scale and market capitalisation, as well as its ability to obtain new funds to continue expanding its activities and international presence, aiming to establish a position among the large European and global insurers; and allow for a more efficient and transparent management of the Group as a whole.

Pursuant to those agreements, having obtained all the relevant authorisations, at the end of fiscal year 2006 the restructuring came into place, for which purpose the Extraordinary General Meeting of our company held on 29th December 2006 took the following agreements:

- To carry out a capital increase without pre-emption rights of a nominal value of €108,082,063.30 through the issuance of 1,080,820,633 new outstanding shares of a nominal value of €0.1, structured in two tranches: an in-kind tranche reserved for CARTERA MAPFRE, which subscribed for 960,577,530 shares by contributing the following shareholdings:

    - 100% in the new company MAPFRE AUTOMÓVILES, which received the insurance portfolio of MAPFRE MUTUALIDAD.
    - 87.57% in MAPFRE AMÉRICA VIDA.
    - 99.97% in MAPFRE AGROPECUARIA.
    - 75% in MAPFRE SEGUROS GERAIS S.A. (Portugal) .
    - 57.28% in MAPFRE USA CORPORATION (Florida).
    - 48.89% in BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE.
    - 99.98% in CENTRO INTERNACIONAL DE FORMACIÓN DE DIRECTIVOS MAPFRE.
    - 95.83% in MAPFRE SERVICIOS DE INFORMÁTICA.
    - a 3% stake in SOCIETA CATTOLICA DI ASSICURAZIONI.

    And a second tranche reserved for MAPFRE MUTUALIDAD, which subscribed for 120,243,103 shares by contributing €383,815,984.78 in cash.

The terms of the in-kind tranche of the capital increase were set on the basis of the weighted average price of the Company's shares between 30th April and 9th May 2006 and of a range of market values during the same period for the contributed shareholdings detailed above, which were calculated by Morgan Stanley with reference to the same parameters. The resulting exchange ratio was revised by Citigroup, which considered it as equitable and issued the corresponding fairness opinion.

- To change the previous corporate name (CORPORACIÓN MAPFRE) for the present one (MAPFRE S.A.); to modify the corporate by-laws to adapt them to its new status as parent company of the Group, introducing at the same time rules for the protection of the interests of the Company and of its shareholders in order to limit the power of management and eliminate potential conflicts of interests, in line with the recommendations contained in the Unified Good Governance Code published by Spain's National Commission for the Securities Markets ('CNMV') and with the Group's own internal practice; to update the structure of the governing bodies of the Company, whose Board of Directors will be formed by no more than twenty-four members, two thirds of whom at least will be external (and no less than a third independent) and will have a main Delegated Committee, together with Delegated Audit, Appointments and Remuneration, and Compliance Committees; and to establish the possibility to create an Executive Committee reporting to the main Delegated Committee.

MAPFRE MUTUALIDAD transferred its assets: to FUNDACIÓN MAPFRE, for the part corresponding to its Equity Reserves; and to those who were mutual members as at 15th June 2006 or who had been mutual members in the previous three fiscal years (in total, 5,229,786 beneficiaries), who will be free to choose whether to receive €73.4 or 23 shares of MAPFRE S.A.

After these operations, CARTERA MAPFRE owns 71.59% of the shares of our Company, taking over the position as majority shareholder from MAPFRE MUTUALIDAD; and FUNDACIÓN MAPFRE, through its Institutional Control Committee, will assume the supervision of good governance in the Company. The latter will be managed solely by its Board of Directors, with the overriding aim to create value for all its shareholders.

♦ EVENTS OCCURRED AFTER THE CLOSE OF THE YEAR

The following events have occurred after the close of the year:

- STRATEGIC AGREEMENT WITH CAJA CASTILLA – LA MANCHA

On 16th January, MAPFRE signed a strategic agreement with CAJA CASTILLA – LA MANCHA to jointly exploit and develop the Life Assurance and Pension Plans Business distributed through the branch network and the other channels of the Savings Bank. Pursuant to this agreement, each entity will own a 50% shareholding in assurer CCM VIDA Y PENSIONES. MAPFRE, which will take up the management of said assurer, will make an initial outlay of €60.9 million to acquire its shareholding, which may be complemented in the coming years with additional payments based on the value created by CCM VIDA Y PENSIONES.

- AGREEMENT WITH MUTUA VALENCIANA AUTOMOVILISTA

On 25th January, MAPFRE and MUTUA VALENCIANA AUTOMOVILISTA signed a memorandum of understanding to integrate the activities and businesses of said Mutual Insurer into the insurance subsidiaries of MAPFRE. Under said agreement, MUTUA VALENCIANA will transfer to MAPFRE AUTOMÓVILES its Motor insurance portfolio, which makes up most of its business. The portfolios of the other business lines will be integrated into the corresponding companies of the MAPFRE Group. The parties will define jointly the most appropriate legal structures to carry out the integration, as well as its economic terms, which will be established in accordance with the reports prepared by independent experts.

- **HUMAN RESOURCES**

At the close of the year, a total of 21,544 managers and employees worked for the Company and its subsidiaries. Of these, 9,750 were employed by the Spanish companies (3,905 in insurance companies and 5,845 in other businesses) and 11,794 by those located in other countries. Their average age was 35.8 years and their average length of service stood at 5.6 years, underscoring both the youth and experience of the workforce and providing evidence of the stability and quality of employment in the Group. Men comprise 42% of the workforce, while women make up 58% of it.

MAPFRE views its employees as its main asset and as the principal driver of its growth and is therefore strongly committed to their development and training, in accordance with its institutional principles. The Social Responsibility Report provides extensive information of the human resources policy of the Group, which provides the framework for their development through specific programs and principles.

As a result of the integration of the new business and entities contributed to the the Company, in January 2007 the workforce of the Company and of its subsidiaries comprised 28,091 managers and employees, of whom 15,810 were employed by the Spanish companies and 12,281 by those located in other countries.

- **OBJECTIVES**

MAPFRE S.A. has set the following objectives for fiscal years 2007 – 2009:

- Attain higher growth rates than those obtained by the market of each country.
- Achieve increases in the volume of funds under management above those obtained by the market of each country, both in Life insurance and in other savings products.
- Maintain a combined ratio equal to or lower than 97% in the Non-Life direct insurance and reinsurance businesses.
- Obtain growing earnings per share.
- Continue to improve expense ratios as a percentage of premiums (Non-Life insurance) and funds under management (Life insurance and Savings).

The amount of synergies expected from the implementation of the new structure will be quantified more precisely as and when allowed by the specific strategic plans for each business area. Without any detriment to any objectives that may be set in the future, the Company expects to reduce its Non-life expense ratio (net total expenses over net premiums earned) in Spain, which stood at 19.2% in 2006, by at least one percentage point over the next three years. This expense reduction will generate an additional profit that, at present multiples, is equivalent to an increase in market value of €0.17 per share.

♦ ADDITIONAL INFORMATION

Figures in million euros

MAPFRE AUTOMOVILES: Key figures

	2006	2005	% 06/05
Gross written and accepted premiums	**2,344.3**	2,288.6	2.4%
Net premiums earned	**2,304.9**	2,192.6	5.1%
Underwriting result	**202.2**	212.7	-4.9%
Net financial income	**142.5**	121.3	17.5%
Other business activities	**3.6**	3.6	0.0%
Other non-technical results	**27.4**	16.1	70.2%
Gross result(2)	**375.6**	353.7	6.2%
Net result	**252.8**	238.3	6.1%
Fixed assets	**360.7**	326.3	10.5%
Investments	**2,547.8**	2,202.8	15.7%
- Real estate	**472.5**	451.0	4.8%
- Other investments and cash	**2,075.3**	1,751.8	18.5%
Technical reserves	**2,360.4**	2,266.8	4.1%
Equity	**780.2**	467.7	66.8%
Non-life loss ratio(3)	**76.9%**	78.1%	
Non-life expense ratio(3)	**14.4%**	12.2%	
Non-life combined ratio(3)	**91.2%**	90.3%	
ROE	**40.5%**	n.a.	

1) Consolidated pro forma figures, which include the items corresponding to the subsidiaries that provide services complementary to insurance. The figures for fiscal year 2005 that were published in June 2006 differ from those shown herein, as they were then prepared on the basis of individual financial statements and of an estimated distribution of a series of items among Group companies. Furthermore, the figures that were initially published included gains from assets sales, which were recorded by MAPFRE MUTUALIDAD and did not pertain to the Motor insurance business.
2) Before tax and minority interests
3) Ratios as a % of net premiums earned

GENERAL INSURANCE OPERATING UNIT: Key figures

	2006 (1)	2005	% 06/05
Gross written and accepted premiums	**1,182.8**	1,140.2	3.7%
- Burial insurance	**224.2**	213.0	5.3%
- Other business lines	**958.7**	927.2	3.4%
Net premiums earned	**1,025.7**	971.5	5.6%
Underwriting result	**94.6**	75.4	25.5%
Net financial income	**57.4**	57.5	-0.2%
Other business activities	**0.0**	0.0	---
Other non-technical results	**9.3**	-21.3	---
Gross result (2)	**161.3**	111.6	44.5%
Net result	**106.0**	69.7	52.1%
Investments	**1,216.1**	969.8	25.4%
Technical reserves	**1,295.7**	1,191.4	8.8%
Shareholders' equity	**353.7**	307.8	14.9%
Non-life loss ratio(3)	**62.8%**	64.7%	
Non-life expense ratio(3)	**27.7%**	27.3%	
Non-life combined ratio(3)	**90.5%**	92.0%	
ROE	**32.0%**	23.2%	

1) Figures for fiscal year 2006 do not include the items corresponding to MAPFRE GUANARTEME's industrial risks portfolio, which was transferred at the close of the year to the INDUSTRIAL INSURANCE OPERATING UNIT with accounting effects from 01.01.2006. This transfer led to a decrease in gross written and accepted premiums and in the net result of €38.3 million and €1 million, respectively
2) Before tax and minority interests
3) Ratios as a % of net premiums earned

MAPFRE CAJA SALUD: Key figures

	2006	2005	% 06/05
Gross written and accepted premiums	**388.0**	353.3	9.8%
- Agency network[1]	**367.0**	335.0	9.6%
- Bank network	**21.0**	18.3	14.8%
Net premiums earned	**386.1**	354.0	9.1%
Underwriting result	**20.6**	8.1	154.3%
Net financial income	**10.8**	8.3	30.1%
Other business activities	**-5.4**	-1.0	---
Other non-technical results	**0.5**	0.4	---
Gross result [2]	**26.5**	15.7	68.8%
Net result	**16.5**	9.9	66.7%
Investments	**148.1**	71.2	108.0%
Technical reserves	**81.4**	66.4	22.6%
Shareholders' equity	**122.1**	106.3	14.9%
Non-life loss ratio[3]	**78.1%**	81.2%	
Non-life expense ratio[3]	**16.6%**	15.7%	
Non-life combined ratio[3]	**94.7%**	96.9%	
ROE	**14.4%**	9.8%	

1) Including brokers.
2) Before tax and minority interests
3) Ratios as a % of net premiums earned.

MAPFRE AGROPECUARIA: Key figures

	2006	2005	% 06/05
Gross written and accepted premiums	**229.3**	242.4	-5.4%
Net premiums earned	**236.1**	185.0	27.6%
Underwriting result	**25.8**	11.4	126.3%
Net financial income	**7.3**	4.8	52.1%
Other business activities	**0.0**	0.0	---
Other non-technical results	**0.9**	-3.2	---
Gross result [1]	**34.1**	13.1	160.3%
Net result	**21.4**	8.8	143.2%
Investments	**192.9**	175.6	9.9%
Technical reserves	**159.0**	175.5	-9.4%
Shareholders' equity	**126.7**	101.1	25.3%
Non-life loss ratio[2]	**67.3%**	74.7%	
Non-life expense ratio[2]	**21.7%**	19.1%	
Non-life combined ratio[2]	**89.0%**	93.8%	
ROE	**18.8%**	9.1%	

1) Before tax and minority interests
2) Ratios as a % of net premiums earned.

LIFE ASSURANCE OPERATING UNIT: Key figures

	2006	2005	% 06/05
Technical Reserves PGC/PCEA	**13,495.8**	12,891.5	4.7%
IFRS adjustments	**1,146.3**	1,829.5	-37.3%
Technical Reserves IFRS	**14,642.1**	14,721.0	-0.5%
Mutual Funds	**3,777.3**	3,097.1	22.0%
Pension Funds	**1,493.2**	1,287.4	16.0%
Third-party funds under management	**19,912.6**	19,105.5	4.2%
Gross written and accepted premiums	**1,891.8**	1,915.3	-1.2%
Net premiums earned	**1,825.2**	1,853.6	-1.5%
Underwriting and financial result	**140.0**	131.0	6.9%
Other business activities	**52.1**	40.7	
Other non technical results	**0.5**	0.6	-16.7%
Gross result [(2)]	**192.6**	172.3	11.8%
Net result	**128.9**	114.2	12.9%
Investments	**15,898.0**	15,907.5	-0.1%
Shareholders' equity	**644.3**	612.4	5.2%
Expense Ratio[(3)]	**0.9%**	0.9%	
ROE	**20.5%**	19.8%	

1) Before taxes and minority interests
2) Net operating expenses/average third-party funds under management.

LIFE ASSURANCE OPERATING UNIT: Premiums breakdown

	2006	2005	% 06/05
Regular Premiums	**422.2**	**445.7**	-5.3%
- Agents channel	393.1	396.5	-0.9%
- Bank channel	29.1	49.2	-40.9%
Single Premiums	**1,200.2**	**1,076.5**	11.5%
- Agents channel	516.6	426.8	21.0%
- Bank channel	683.6	649.7	5.2%
Life premiums - Savings	**1,622.4**	**1,522.2**	6.6%
Externalisation	**0.0**	**148.6**	---
- Agents channel	0.0	105.8	---
- Bank channel	0.0	42.8	---
Sub-total	**1,622.4**	**1,670.8**	-2.9%
Life Premiums - Protection	**269.4**	**244.5**	10.2%
- Agents channel	152.0	148.6	2.3%
- Bank channel	117.4	95.9	22.4%
TOTAL PREMIUMS	**1,891.8**	**1,915.3**	-1.2%
- Agents channel	1,061.7	1,077.7	-1.5%
- Bank channel	830.1	837.6	-0.9%

LIFE ASSURANCE OPERATING UNIT: Breakdown of funds under management

	2006	2005	% 06/05
Regular premiums insurance	**4,494.1**	**4,472.0**	0.5%
- Agents channel	4,130.3	4,121.6	0.2%
- Bank channel	363.8	350.4	3.8%
Single premiums insurance	**9,672.1**	**9,842.2**	-1.7%
- Agents channel	4,822.3	5,018.2	-3.9%
- Bank channel	4,849.8	4,824.0	0.5%
Life assurance - Protection	**184.3**	**153.3**	20.2%
- Agents channel	37.0	33.9	9.1%
- Bank channel	147.3	119.4	23.4%
Mathematical reserves	**14,350.5**	**14,467.5**	-0.8%
Other reserves	291.6	253.5	15.0%
TOTAL TECHNICAL RESERVES	**14,642.1**	**14,721.0**	-0.5%
Mutual funds and managed portfolios	**3,777.3**	**3,097.1**	22.0%
Pension funds	**1,493.2**	**1,287.4**	16.0%
- Individual system	1,320.0	1,136.3	16.2%
- Employers' system	173.2	151.1	14.6%
TOTAL MANAGED SAVINGS	**19,912.6**	**19,105.5**	4.2%

LIFE ASSURANCE OPERATING UNIT: Change in funds under management

	2006	2005
Change in IFRS technical reserves	**-78.9**	1,238.1
> Variation under PGC/PGEA [(2)]	**604.2**	733.0
Mutual funds	**680.2**	417.0
> Net sales	**48.7**	127.5
Pension funds	**205.8**	184.2
> Net sales	**122.9**	118.2

COMMERCIAL INSURANCE OPERATING UNIT: Key figures

	2006[(1)]	2005	% 06/05
Gross written and accepted premiums	**1,233.2**	1,101.5	12.0%
- Industrial business	**542.5**	472.5	14.8%
- Global Risks	**563.7**	508.4	10.9%
- Credit and Surety business	**127.0**	120.6	5.3%
Net premiums earned	**457.7**	395.6	15.7%
Underwriting result	**64.0**	26.8	138.8%
Net financial income	**48.6**	74.4	-34.7%
Other business activities	**-1.1**	0.4	---
Other non-technical results	**4.0**	2.3	73.9%
Gross result [(2)]	**115.5**	103.9	11.2%
Net result	**78.7**	71.4	10.2%
Investments	**1,210.5**	933.9	29.6%
Technical reserves	**2,235.3**	1,897.6	17.8%
Shareholders' equity	**322.2**	262.2	22.9%
Non-life loss ratio[(3)]	**65.7%**	78.0%	
Non-life expense ratio[(3)(4)]	**20.3%**	12.1%	
Non-life combined ratio[(3)]	**86.0%**	90.1%	
ROE	**26.8%**	24.7%	

1) Figures for fiscal year 2006 include the items corresponding to MAPFRE GUANARTEME's industrial risks portfolio, which was integrated at the close of the year with accounting effects from 01.01.2006. This transfer led to an increase in gross written and accepted premiums and in the net result of €35.8 million and €1 million, respectively. The reinsurance premiums accepted from MAPFRE GUANARTEME were eliminated upon consolidation
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned
4) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio

AMERICA OPERATING UNIT: Key figures

	2006	2005	% 06/05
Gross written and accepted premiums	**2,461.7**	1,945.3	26.5%
Net premiums earned	**1,887.9**	1,493.0	26.5%
Underwriting and financial result	**120.4**	87.5	37.6%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-4.3**	9.0	—
Gross result [1]	**116.1**	96.5	20.3%
Net result	**93.0**	110.4	-15.8%
Investments	**1,862.2**	1,615.7	15.3%
Technical reserves	**1,844.1**	1,617.5	14.0%
Shareholders' equity	**889.2**	866.6	2.6%
Non-life loss ratio[2]	**66.6%**	68.2%	
Non-life expense ratio[2]	**36.4%**	34.8%	
Non-life combined ratio[2]	**103.0%**	103.0%	
ROE	**10.6%**	15.2%	

1) Before tax and minority interests
2) Ratios as a % of net premiums earned

AMERICA OPERATING UNIT: Premiums and results by countries

	PRIMAS				RESULTADOS [1]			
COMPAÑÍA	2006	2005	% 06/05	Moneda local % 06/05	2006	2005	% 06/05	Moneda local % 06/05
VENEZUELA	**296.6**	255.4	16.1%	23.1%	**36.0**	29.3	22.9%	30.3%
BRASIL[2]	**621.9**	434.6	43.1%	33.3%	**33.2**	15.6	112.8%	98.2%
PUERTO RICO	**270.9**	254.3	6.5%	9.3%	**26.5**	24.8	6.9%	9.6%
MÉXICO	**310.9**	250.8	24.0%	27.3%	**7.0**	11.7	-40.2%	-38.6%
ARGENTINA	**266.2**	195.2	36.4%	47.4%	**7.4**	5.9	25.4%	35.6%
RESTO PAÍSES[3]	**265.4**	264.7	0.3%	---	**-5.9**	3.8	---	---
Holding y ajustes de consolidación	---	---	---	---	**-2.8**	0.5	---	---
MAPFRE AMÉRICA	**2,031.9**	1,655.0	22.8%	---	**101.4**	91.6	10.7%	---
BRASIL	**337.7**	216.3	56.1%	45.4%	**8.6**	2.8	---	186.1%
ARGENTINA	**9.5**	7.3	30.1%	40.7%	**2.2**	2.2	---	8.1%
RESTO PAÍSES [4]	**82.6**	66.7	23.8%	---	**2.9**	2.5	16.0%	---
Holding y ajustes de consolidación	---	---	---	---	**1.0**	-2.6	-138.5%	---
MAPFRE AMÉRICA VIDA	**429.8**	290.3	48.1%	---	**14.7**	4.9	200.0%	---
UNIDAD AMÉRICA	**2,461.7**	1,945.3	26.5%	---	**116.1**	96.5	20.3%	---

1) Before taxes and minority interests
2) The data at the close of 2006 include the following figures for MAPFRE NOSSA CAIXA: premiums: €73.3 million; result before taxes and minority interests: €6.9 million (€11.5 million and €0.2 million, respectively, in 2005)
3) Includes Chile, Colombia, Dominican Republic, El Salvador, Paraguay, Peru and Uruguay
4) Includes Chile, Colombia and Peru

MAPFRE RE: Key figures

	2006	2005	% 06/05
Gross written and accepted premiums	**1,437.7**	1,337.4	7.5%
- of which Life premiums	**101.0**	95.7	5.5%
Net premiums earned	**877.6**	835.4	5.1%
Underwriting result	**63.6**	7.0	---
Net financial income	**54.7**	51.0	7.3%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-2.5**	-3.6	-30.6%
Gross result [1]	**115.8**	54.4	112.9%
Net result	**77.2**	32.3	139.0%
Investments	**1,751.9**	1,614.2	8.5%
Technical reserves	**1,656.2**	1,582.0	4.7%
Shareholders' equity	**647.1**	622.6	3.9%
Non-life loss ratio[2]	**57.6%**	67.6%	
Non-life expense ratio[2]	**34.8%**	32.1%	
Non-life combined ratio[2]	**92.3%**	99.7%	
ROE	**12.2%**	5.6%	

1) Before tax and minority interests
2) Ratios as a % of net premiums earned

MAPFRE ASISTENCIA: Key figures

	2006	2005[1]	% 06/05
Operating income	**421.4**	363.7	15.9%
- Gross written and accepted premiums	**296.3**	254.5	16.4%
- Other income	**125.1**	109.2	14.6%
Net premiums earned	**242.7**	204.4	18.7%
Underwriting result	**15.3**	6.7	128.4%
Net financial income	**0.0**	6.6	---
Other business activities	**-2.2**	-1.1	100.0%
Other non-technical results	**1.2**	1.2	---
Gross result [2]	**14.3**	13.4	6.7%
Net result	**10.0**	9.5	5.3%
Investments	**40.1**	40.5	-1.0%
Technical reserves	**160.5**	136.3	17.8%
Shareholders' equity	**95.1**	91.8	3.6%
Non-life loss ratio[3]	**70.8%**	71.4%	
Non-life expense ratio[3]	**22.9%**	25.3%	
Non-life combined ratio[3]	**93.7%**	96.7%	
ROE	**10.7%**	12.2%	

1) Before tax and minority interests
2) Ratios as a % of net premiums earned

Key figures of other subsidiaries

	Revenues [1]		Gross result		Net result	
	2006	2005	2006	2005	2006	2005
FULLY CONSOLIDATED						
MAPFRE SEGUROS GERAIS	**112.3**	100.8	**6.6**	6.3	**4.8**	4.4
MAPFRE QUAVITAE	**103.6**	85.0	**0.4**	-1.0	**0.1**	-1.2
MAPFRE INMUEBLES	**118.3**	37.4	**12.9**	2.8	**8.3**	2.4
EQUITY ACCOUNTED [2]						
BANCO DE S. F. CAJA MADRID - MAPFRE	**44.6**	34.5	**6.7**	9.5	**2.0**	5.9
GESMADRID	**9.0**	8.8	**5.5**	5.7	**3.6**	3.7
CAJA MADRID PENSIONES	**5.2**	4.5	**3.0**	2.3	**2.0**	1.5
CAJA MADRID BOLSA	**9.8**	5.9	**5.7**	2.7	**3.8**	1.8

1) In the case of companies accounted for by the equity method, figures correspond to the ordinary margin
2) Adjusted for the percentage f ownership

MAPFRE S.A.: Statement of changes in Equity

	2005	2006
BALANCE AS AT 1ST JANUARY	2,712.0	**3,161.3**
Additions and deductions accounted for directly in equity		
Investments available for sale	352.0	**-364.1**
Translation adjustments	126.0	**-72.3**
Shadow accounting - Life assurance	-261.0	**334.3**
TOTAL	217.0	**-102.1**
Yearly result	393.8	**515.9**
Distribution of previous year result	-43.0	**-54.9**
Interim dividend for the year	-112.0	**-123.7**
Other items	-6.5	**15.2**
BALANCE AS AT 31ST DECEMBER	3,161.3	**3,411.7**

MAPFRE S.A.: Breakdown of equity by business units and subsidiaries

	Equity					
	2006		2005			
	Share of		Share of		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE VIDA	328.6	315.7	311.9	300.5	5.4%	5.1%
MAPFRE SEGUROS GENERALES	180.4	173.3	157.5	151.3	14.5%	14.6%
MAPFRE EMPRESAS	164.3	157.9	139.3	134.0	17.9%	17.8%
MAPFRE CAJA SALUD	62.3	59.8	54.2	52.1	14.9%	14.8%
Consolidation adjustments/minority interests	125.1	120.3	134.4	128.1	-6.9%	-6.1%
MAPFRE-CAJA MADRID	860.7	827.0	797.3	766.0	8.0%	8.0%
MAPFRE AMÉRICA	698.7	104.4	693.0	103.5	0.8%	0.8%
MAPFRE RE	569.4	77.7	547.3	75.3	4.0%	3.1%
MAPFRE ASISTENCIA	95.1	---	95.1	---	0.0%	---
OTHER COMPANIES	235.3	20.9	142.2	19.0	65.5%	---
Consolidation adjustments/minority interests	-119.3	41.7	-131.1	38.2	-9.0%	9.2%
MAPFRE S.A. consolidated	2,340.0	1,071.7	2,183.6	977.7	7.2%	9.6%

Consolidation adjustments[1]

	Technical reserves		Gross written and accepted premiums	
	2006	2005	**2006**	2005
MAPFRE S.A consolidated	**540.2**	460.7	**590.1**	508.5
CONTRIBUTED BUSINESSES	**38.0**	54.1	**86.8**	110.5
MAPFRE S.A. pro forma	**578.2**	514.8	**676.9**	619.0

1) Corresponding to MAPFRE RE and other companies

CONTRIBUTED BUSINESS: Pro forma income statement

	2006	2005	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,602.8	2,559.6	1.7%
Premiums earned, net of ceded and retroceded reinsurance	2,618.2	2,470.2	6.0%
Net claims incurred and variation in other technical provisions	-1,982.3	-1,973.4	0.5%
Operating expenses, net of reinsurance	-360.5	-293.4	22.9%
Other technical income and expenses	-61.8	-15.3	—
Technical result	213.6	188.1	13.6%
Net financial income	154.8	132.6	16.7%
Other non-technical income and expenses	29.0	-12.5	—
Result of Non-life business	**397.4**	**308.2**	**28.9%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	429.8	290.3	48.1%
Premiums earned, net of ceded and retroceded reinsurance	389.1	245.8	58.3%
Net claims incurred and variation in other technical provisions	-230.2	-159.9	44.0%
Operating expenses, net of reinsurance	-170.1	-105.1	61.8%
Other technical income and expenses	1.1	1.0	10.0%
Technical result	-10.1	-18.2	-44.5%
Net financial income	24.5	19.9	23.1%
Unrealised gains and losses in Unit Linked products	0.0	0.0	—
Other non-technical income and expenses	0.3	3.2	—
Result of Life business	**14.7**	**4.9**	**200.0%**
OTHER BUSINESS ACTIVITIES			
Operating income	28.8	128.8	-77.6%
Operating expenses	-24.4	-121.5	-79.9%
Net financial income	0.2	-2.2	—
Results from minority shareholdings	2.0	6.1	—
Other net income	0.0	0.0	—
Results from other business activities	**6.6**	**11.2**	**-41.1%**
Result before tax and minority shareholders	**418.7**	**324.3**	**29.1%**
Taxes	-134.1	-119.8	11.9%
Result after tax	**284.6**	**204.5**	**39.2%**
Result attributable to minority shareholders	-4.6	4.0	—
Result after tax and minority shareholders	**280.0**	**208.5**	**34.3%**
Non-life loss ratio (1)	75.7%	79.9%	
Non-life expense ratio (1)(2)	16.1%	12.5%	
Non-life combined ratio (1)	91.8%	92.4%	

1) Ratios calculated over net premiums earned
2) Includes the appropriation of reserves for early retirements, which added 1.2 percentage points to the expense ratio

CONTRIBUTED BUSINESS: Pro forma balance sheet

	2006	2005	% 06/05
ASSETS			
Goodwill[1]	**5.1**	-4.8	---
Fixed assets	**595.6**	549.3	8.4%
Investments	**3,138.0**	2,778.9	12.9%
Participation of reinsurance in technical reserves	**4.4**	5.6	---
Other assets	**1,198.3**	993.2	20.7%
TOTAL ASSETS	**4,941.4**	4,322.2	14.3%
LIABILITIES			
Shareholders' equity	**1,257.8**	927.2	35.7%
Minority interests[1]	**-43.8**	-45.8	-4.4%
Debt	**115.3**	98.7	16.8%
Technical reserves	**3,023.3**	2,889.6	4.6%
- Life assurance reserves	**351.1**	262.6	33.7%
- Other technical reserves	**2,672.2**	2,627.0	1.7%
Reserves for risks and expenses	**108.0**	60.6	78.2%
Other liabilities	**480.8**	391.9	22.7%
TOTAL LIABILITIES	**4,941.4**	4,322.2	14.3%

1) These figures are negative as they are shown net of consolidation adjustments.

MAPFRE INMUEBLES: Key figures

	2006	2005	% 06/05
Operating revenues	**118.0**	36.8	---
EBIT	**22.0**	4.2	---
Net financial income	**-9.0**	-1.4	---
Gross result[1]	**12.9**	2.8	---
Net result	**8.3**	2.4	---
Stock	**489.8**	308.2	58.9%
Financial debt	**297.0**	142.3	108.7%
Shareholders' equity	**145.4**	91.9	58.2%
ROE	**0.1**	0.0	
Buildable sq.m. (thousand)	**519.0**	345.0	50.4%
Real estate units in stock	**4,569**	2,982	53.2%
Real estate units under construction	**172**	263	-34.6%
Number of developments in progress	**33**	13	153.8%
Developments in progress (land in thousand sq.m.)	**825.0**	396.0	108.3%

1) Before taxes and minority interests.

MAPFRE SEGUROS GERAIS: Key figures

	2006	2005	% 06/05
Gross written and accepted premiums	**98.5**	96.3	2.3%
Net premiums earned	**83.5**	79.9	4.5%
Underwriting result	**-2.8**	3.3	-184.8%
Net financial income	**6.9**	2.9	137.9%
Other business activities	**0.0**	0.0	---
Other non-technical results	**2.5**	0.0	---
Gross result (1)	**6.6**	6.3	4.8%
Net result	**4.8**	4.4	9.1%
Investments	**120.9**	100.0	20.9%
Technical reserves	**110.2**	95.0	16.0%
Shareholders' equity	**70.6**	68.4	3.2%
Non-life loss ratio(2)	**77.3%**	65.2%	
Non-life expense ratio(2)	**26.0%**	30.7%	
Non-life combined ratio(2)	**103.3%**	95.9%	
ROE	**6.9%**	6.7%	

1) Before tax and minority interests
2) Ratios as a % of net premiums earned.

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE: Key figures

	2006	2005	% 06/05
Net interest income	**86.7**	68.5	26.6%
Ordinary revenues	**91.0**	70.5	29.1%
Operating profits	**50.0**	35.9	39.3%
General provisions	**25.8**	13.0	98.5%
Profit before tax	**13.7**	19.3	-29.0%
Net attributable profit	**4.0**	12.1	-66.9%
Lending portfolio (net)	**4,705.0**	3,443.0	36.7%
Shareholders' equity	**300.0**	266.2	12.7%
Cost/income ratio (1)	**45.4%**	48.9%	
NPL ratio	**1.6%**	1.4%	
Coverage ratio	**142.1%**	167.3%	
BIS ratio	**8.2%**	8.8%	

1) Operating expenses / Ordinary revenues

MAPFRE QUAVITAE (1): Key figures

	2006	2005	% 06/05
Operating income	**103.3**	85.0	21.5%
EBIT	**3.4**	2.5	36.0%
Total financial income	**-2.9**	-3.4	-14.7%
Gross result (1)	**0.4**	-1.0	---
Net result	**0.1**	-1.2	---
Financial debt	**58.5**	65.7	-11.0%
Shareholders' equity	**48.3**	43.8	10.3%
Residential centres	**20**	17	
Residential places	**3,372**	3,069	
Day-centres	**27**	23	
Day-centres places	**1,094**	949	
Teleassistance users	**57,347**	48,000	
Home assistance users	**9,515**	8,200	

1) MAPFRE QUAVITAE forms part of and is managed by the ASSISTANCE OPERATING UNIT, althougn MAPFRE S.A. controls the majority of its share capital

A presentation for analysts and investors, that complements and completes the information contained herein, is simultaneously being released (accesible at www.mapfre.com).

X. (1) ISSUANCE, PARTIAL OR COMPLETE REPAYMENT OF FINANCIAL BORROWINGS

No transactions of this nature were carried out in the period.

X. (2) SECURITIES ISSUED BY THIRD PARTIES AND GUARANTEED BY THE GROUP

No transactions of this nature were carried out in the period.

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€ '000)
1. Ordinary Shares	3100	70.0	0.07	83,615
2. Preference Shares	3110	--	--	--
3. Redemptible Shares	3115	--	--	--
4. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

The following dividends were paid in the fiscal year:

- Supplementary dividend, paid out of the results for fiscal year 2005, on 5 May 2006; shares numbered 1 to 238,900,706 collected € 0.15 gross per share.
- Interim dividend, paid out of the results for fiscal year 2006, on 17 November 2006; shares numbered 1 to 1,194,503,530 collected € 0.04 gross per share.

Figures for the dividend paid on 17th November 2006 are adjusted for the 5-for-1 share split that was effected on 28th October 2006; the nominal value of each share was set at €0.1 while the number of shares in issue changed to 1,194,503,530.

XIV. TRANSACTIONS WITH RELATED PARTIES

1. TRANSACTIONS CARRIED OUT WITH SIGNIFICANT SHAREHOLDERS OF THE COMPANY

Code	Description	S / G	Present / Previous	Amount	Profit or Loss	ST / LT	Related Party
13	Operating lease contracts	Group of transactions	Present	-3,010		ST	
13	Operating lease contracts	Group of transactions	Present	4,600		ST	
20	Interest collected	Group of transactions	Present	-110		ST	
19	Interest paid	Group of transactions	Present	590		ST	
9	Services provided	Group of transactions	Present	-85,860		ST	
9	Services provided	Group of transactions	Present	6,710		ST	
33	Other (specify)	Group of transactions	Present	-28,070		ST	

Other (033): Accepted and ceded reinsurance transactions.

2. TRANSACTIONS CARRIED OUT WITH MANAGERS OF THE COMPANY

Code	Description	S / G	Present / Previous	Amount	Profit or Loss	ST / LT	Related Party
26	Salaries	Group of transactions	Present	2,880		S-T	

3. TRANSACTIONS CARRIED OUT AMONG STAFF, COMPANIES OR ENTITIES OF THE GROUP

Code	Description	S / G	Present / Previous	Amount	Profit or Loss	ST / LT	Related Party

4. TRANSACTIONS WITH OTHER RELATED PARTIES

Code	Description	S / G	Present / Previous	Amount	Profit or Loss	ST / LT	Related Party

S = single transaction; G = Group of transactions.
Present = transactions commenced and ended within the fiscal year; Previous = transactions commenced in previous fiscal years and not yet ended at the close of the fiscal year under consideration.

END